Exhibit 99.6

ARRIS RESOURCES INC.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR

AN ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

IN RESPECT OF AN ARRANGEMENT

BETWEEN

ARRIS RESOURCES INC.

AND

INCANA INVESTMENTS INC.

May 19, 2009

- ii -

APPOINTMENT OF AUDITOR	16
AUDIT COMMITTEE	17
COMPOSITION OF THE AUDIT COMMITTEE	17
RELEVANT EDUCATION AND EXPERIENCE	17
AUDIT COMMITTEE OVERSIGHT	17
RELIANCE ON CERTAIN EXEMPTIONS	17
PRE–APPROVAL POLICIES AND PROCEDURES	17
EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)	18
EXEMPTION	18
CORPORATE GOVERNANCE	18
BOARD OF DIRECTORS	18
DIRECTORSHIPS	18
ORIENTATION AND CONTINUING EDUCATION	18
ETHICAL BUSINESS CONDUCT	18
NOMINATION OF DIRECTORS	19
COMPENSATION	19
OTHER BOARD COMMITTEES	19
ASSESSMENTS	19
THE ARRANGEMENT	19
GENERAL	19
REASONS FOR THE ARRANGEMENT	19
RECOMMENDATION OF DIRECTORS	20
FAIRNESS OF THE ARRANGEMENT	20
DETAILS OF THE ARRANGEMENT	20
AUTHORITY OF THE BOARD	23
CONDITIONS TO THE ARRANGEMENT	23
SHAREHOLDER APPROVAL	24
COURT APPROVAL OF THE ARRANGEMENT	24
PROPOSED TIMETABLE FOR ARRANGEMENT	25
INCANA SHARE CERTIFICATES AND CERTIFICATES FOR NEW SHARES	25
RELATIONSHIP BETWEEN THE COMPANY AND INCANA AFTER THE ARRANGEMENT	25
EFFECT OF ARRANGEMENT ON OUTSTANDING ARRIS RESOURCES SHARE COMMITMENTS	25
RESALE OF NEW SHARES AND INCANA SHARES	25
EXPENSES OF ARRANGEMENT	27
INCOME TAX CONSIDERATIONS	27
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	27
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	31
APPROVAL OF THE INCANA STOCK OPTION PLAN	37
STOCK OPTION PLAN OF INCANA	37
PURPOSE OF THE INCANA STOCK OPTION PLAN	37
GENERAL DESCRIPTION AND EXCHANGE POLICIES	38
RIGHTS OF DISSENT	38
DISSENTERS' RIGHTS	38
RISK FACTORS	39
GENERAL AND INDUSTRY RISKS	39
SECURITIES OF INCANA AND DILUTION	39
COMPETITION	40
CONFLICTS OF INTEREST	40
NO HISTORY OF EARNINGS OR DIVIDENDS	40
POTENTIAL PROFITABILITY DEPENDS UPON FACTORS BEYOND THE CONTROL OF INCANA	40
PROPERTY APPROVALS, PERMITS, ZONING, AND COMPLIANCE	40

- iii -

DEPENDENCY ON A SMALL NUMBER OF MANAGEMENT PERSONNEL	40
SUPPLY AND DEMAND	41
DEVELOPMENT AND CONSTRUCTION COSTS	41
THE COMPANY AFTER THE ARRANGEMENT	41
NAME, ADDRESS AND INCORPORATION	41
DIRECTORS AND OFFICERS	41
BUSINESS OF THE COMPANY – THREE-YEAR HISTORY	41
BUSINESS OF THE COMPANY FOLLOWING THE ARRANGEMENT	42
BUSINESS OVERVIEW	42
DESCRIPTION OF SHARE CAPITAL	43
CHANGES IN SHARE CAPITAL	43
DIVIDEND POLICY	43
TRADING PRICE AND VOLUME	43
SELECTED UNAUDITED PRO–FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY	44
THE COMPANY'S YEAR–END AUDITED FINANCIAL STATEMENTS	45
MATERIAL CONTRACTS	45
INCANA AFTER THE ARRANGEMENT	45
NAME, ADDRESS AND INCORPORATION	45
INTERCORPORATE RELATIONSHIPS	45
SIGNIFICANT ACQUISITION AND DISPOSITIONS	45
TRENDS	45
GENERAL DEVELOPMENT OF INCANA'S BUSINESS	46
INCANA'S BUSINESS HISTORY	46
SELECTED UNAUDITED PRO–FORMA FINANCIAL INFORMATION OF INCANA	46
DIVIDENDS	47
BUSINESS OF INCANA	47
LIQUIDITY AND CAPITAL RESOURCES	49
RESULTS OF OPERATIONS	49
AVAILABLE FUNDS	49
ADMINISTRATION EXPENSES	50
SHARE CAPITAL OF INCANA	50
FULLY DILUTED SHARE CAPITAL OF INCANA	51
PRIOR SALES OF SECURITIES OF INCANA	51
OPTIONS AND WARRANTS	51
PRINCIPAL SHAREHOLDERS OF INCANA	52
DIRECTORS AND OFFICERS OF INCANA	52
MANAGEMENT OF INCANA	53
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	53
PENALTIES OR SANCTIONS	53
PERSONAL BANKRUPTCIES	53
CONFLICTS OF INTEREST	53
EXECUTIVE COMPENSATION OF INCANA	54
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF INCANA	54
INCANA'S AUDITOR	54
INCANA'S MATERIAL CONTRACTS	54
PROMOTERS	54
TRANSFER AGENT AND REGISTRAR	54
LEGAL PROCEEDINGS	54
ADDITIONAL INFORMATION	54
EXPERTS	55
OTHER MATTERS	55
APPROVAL OF INFORMATION CIRCULAR	55

- iv -

CERTIFICATE OF THE CORPORATION	56
AUDITOR'S CONSENT	57

Schedule A:	Form of Resolutions
Schedule B:	The Arrangement Agreement
Schedule C:	The Interim Order
Schedule D:	Dissent Procedures
Schedule E:	Pro–Forma Unaudited Consolidated Balance Sheet of Arris Resources Inc. as at December 31, 2008
Schedule F:	Pro–Forma Unaudited Consolidated Balance Sheet of InCana as at December 31, 2008
Schedule G:	Consolidated Audited Financial Statements of Arris Resources Inc. for the Year Ended December 31, 2008
Schedule H:	Arris Resources Stock Option Plan
Schedule I:	Arris Resources Audit Committee Charter
Schedule J:	Arris Resources Change of Auditor Notices
Schedule K:	Arris Resources Inc. Management's Discussion and Analysis for the Year Ended December 31, 2008

ARRIS RESOURCES INC.

1250 West Hastings Street

Vancouver, British Columbia V6E 2M4

Telephone No. (604) 687-0879 / Facsimile No. (604) 408-9301

Email: admin@arrisresources.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To:  The Shareholders of Arris Resources Inc.

TAKE NOTICE that pursuant to an order of the Supreme Court of British Columbia dated May 21, 2009, an annual general and special meeting (the "Meeting") of shareholders (the "Arris Resources Shareholders") of Arris Resources Inc. (the "Company") will be held at 1250 West Hastings Street, Vancouver, British Columbia, on June 19, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.

to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2008, and the report of the auditors thereon;

2.

to elect directors of the Company for the ensuing year;

3.

to appoint an auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4.

to consider and, if thought fit, pass, with or without variation, a special resolution approving an arrangement (the "Plan of Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "Act") which involves, among other things, the distribution to the Arris Resources Shareholders shares of InCana Investments Inc. ("InCana"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company;

5.

to consider and, if thought fit, pass, with or without variation, an ordinary resolution to approve, ratify and affirm a stock option plan for InCana; and

6.

to transact such other business as may properly come before the Meeting or at any adjournment(s) or postponement(s) thereof.

AND TAKE NOTICE that Arris Resources Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Arris Resources Shares subject to strict compliance with the provisions of the interim order (as set forth herein), the Plan of Arrangement and sections 237 to 247 of the Act.  The dissent rights are described in Schedule "D" of the Circular.  Failure to comply strictly with the requirements set forth in the Plan of Arrangement and sections 237 to 247 of the Act may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Also accompanying this Notice and the Circular is a form of proxy for use at the Meeting.  Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting.  Only Arris Resources Shareholders of record at the close of business on May 4, 2009, will be entitled to receive notice of and vote at the Meeting.

Registered Arris Resources Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy and deliver it in accordance with the instructions set out in the proxy and in the Circular.  If you are a non–registered Arris Resources Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary.  Failure to do so may result in your shares of the Company not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 19th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Lucky Janda"

Lucky Janda

President

No. S - 093700

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

ARRIS RESOURCES INC.

PETITIONER

AND

IN THE MATTER OF AN ARRANGEMENT AMONG

ARRIS RESOURCES INC., INCANA INVESTMENTS INC. AND THE SHAREHOLDERS

OF ARRIS RESOURCES INC.

NOTICE OF HEARING OF PETITION

TO:

THE SHAREHOLDERS OF ARRIS RESOURCES INC.

AND TO:

INCANA INVESTMENTS INC.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Arris Resources Inc. (the "Petitioner") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement"), pursuant to the Business Corporations Act, S.B.C. 2002, Chapter 57, as amended.

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced May 21, 2009, the Court has given directions as to the calling of an annual and special meeting of the holders of common shares in the capital of the Petitioner (the "Shareholders"), for the purpose, inter alia, of considering and voting upon the Arrangement and approving the Arrangement.

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Shareholders shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on June 22, 2009, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the "Final Application").

IF YOU WISH TO BE HEARD, any Shareholder affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all materials on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 10:00 a.m. (Vancouver time) on June 17, 2009.

The Petitioner's address for delivery is:

SANGRA MOLLER LLP

1000 Cathedral Place

925 West Georgia Street

Vancouver, B.C. V6C 3L2

Attention: Gary S. Gill

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid.  You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you.  If the Arrangement is approved, it will significantly affect the rights of the Shareholders.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery as set out above.

It is not known whether the matter will be contested and it is estimated that the hearing will take 15 minutes to be heard.

/s/ "Rod A. Talaifar"

SOLICITOR FOR THE PETITIONER

This Notice of Hearing was prepared by Rod A. Talaifar of the law firm of Sangra Moller LLP whose place of business is 1000 Cathedral Place, 925 West Georgia, Vancouver, British Columbia V6C 3L2

No. S – 093700 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

ARRIS RESOURCES INC.

PETITIONER

AND

IN THE MATTER OF AN ARRANGEMENT AMONG ARRIS RESOURCES INC., INCANA INVESTMENTS INC., AND THE SHAREHOLDERS OF ARRIS RESOURCES INC.

NOTICE OF HEARING OF PETITION

Gary S. Gill Sangra Moller LLP 1000 Cathedral Place 925 West Georgia St. Vancouver, B.C. V6C 3L2 Tel: 604-692-3022 Fax: 604-669-8803 6918 002

ARRIS RESOURCES INC.

1250 West Hastings Street

Vancouver, British Columbia V5E 2M4

Telephone No. (604) 687-0879 / Facsimile No. (604) 408-9301

Email: admin@arrisresources.com

This Circular is furnished in connection with the solicitation of proxies by management of Arris Resources for use at the annual general and special meeting of shareholders of the Company to be held on June 19, 2009.

Unless the context otherwise requires, capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Glossary of Terms in this Circular.

In considering whether to vote for the approval of the Arrangement, Arris Resources Shareholders should be aware that there are various risks, including those described in the Section entitled "Risk Factors" in this Circular.  Arris Resources Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Arrangement.

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The InCana Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "The Arrangement — Resale of New Shares and InCana Shares" in this Circular.  The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b–4 of the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements.  Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Information concerning any properties and operations of the Company, including any to be transferred to InCana as part of the Arrangement, has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles in Canada and are subject to auditing and auditor independence standards in Canada, and reconciled to accounting principles generally accepted in the United States.  Arris Resources Shareholders should be aware that the reorganization of the Company pursuant to the Plan of Arrangement as described herein may have tax consequences in both the United States and Canada.  Such consequences for Arris Resources Shareholders who are resident in, or citizens of, the United States may not be described fully herein.  See "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations" and "Income Tax Considerations — Certain United States Federal Income Tax Considerations" in this Circular.

The enforcement by Arris Resources Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Arris Resources and InCana are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that all of the assets of the Company and InCana are located outside the United States.

INFORMATION CONCERNING FORWARD–LOOKING STATEMENTS

Except for statements of historical fact contained herein, the information presented in this Circular constitutes "forward–looking statements" or "information" (collectively "statements").  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

In some cases, forward-looking statements can be identified by terminology such as "may", "will", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "forecast", "outlook", "potential", "continue", "should", "likely", or the negative of these terms or other comparable terminology.  Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or InCana to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited, risks related to our limited operating history and history of no earnings; competition from other real estate investment or development companies; changes to government regulations; dependence on key personnel; general economic conditions; local real estate conditions, including the development of properties in close proximity to the Property or other properties we may acquire; timely sale of newly-developed units or properties; the uncertainties of real estate development and acquisition activity, including the receipt of all necessary permits and approvals InCana may require for the construction and development of the Property or other properties InCana may acquire; interest rates; availability of equity and debt financing; increased development and construction costs, including costs of labor, equipment, electricity and environmental compliance or other production inputs; and other risks factors described from time to time in the documents filed by us with applicable securities regulators, including in this Circular under the heading "Risk Factors".

Forward–looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update any forward–looking statement if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at May 19, 2009, unless otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Arris Resources Shareholders are urged to consult their own professional advisers in connection therewith.

Descriptions in the body of this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents.  Arris Resources Shareholders should refer to the full text of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents.  The full text of the Arrangement Agreement is attached to this Circular as Schedule "B" and the Plan of Arrangement is attached as Exhibit II to the Arrangement Agreement.

GLOSSARY OF TERMS

The following is a glossary of general terms and abbreviations used in this Circular:

"Act" means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as may be amended or replaced from time to time;

"Arrangement" means the arrangement under the Arrangement Provisions pursuant to which the Company proposes to reorganize its business and assets, and which is set out in detail in the Plan of Arrangement;

"Arrangement Agreement" means the agreement dated effective May 19, 2009 between the Company and InCana, a copy of which is attached as Schedule "B" to this Circular, and any amendment(s) or variation(s) thereto;

"Arrangement Provisions" means Part 9, Division 5 of the Act;

"Arrangement Resolution" means the special resolution to be considered by the Arris Resources Shareholders to approve the Arrangement, the full text of which is set out in Schedule "A" to this Circular;

"Arris Resources" means Arris Resources Inc.;

"Arris Resources Class A Shares" means the renamed and redesignated Arris Resources Shares described in §3.1(b)(i) of the Plan of Arrangement;

"Arris Resources Class A Preferred Shares" means the class "A" preferred shares without par value which will be created and issued pursuant to §3.1(b)(iii) of the Plan of Arrangement;

"Arris Resources Shareholder" means a holder of Arris Resources Shares;

"Arris Resources Share Commitments" means an obligation of Arris to issue New Shares and to deliver InCana Shares to the holders of Arris Resources Options and Arris Resources Warrants which are outstanding on the Effective Date, upon the exercise of such stock options and warrants;

"Arris Resources Shares" means the common shares without par value in the authorized share structure of the Company, as constituted on the date of the Arrangement Agreement;

"Arris Resources Stock Option Plan" means the share purchase option plan of the Company dated May 21, 2008;

"Arris Resources Stock Options" means the common share purchase options issued pursuant to the Arris Resources Stock Option Plan which are outstanding on the Effective Date;

"Arris Resources Warrants" means the common share purchase warrants of the Company outstanding on the Effective Date;

"Assets" means the assets of the Company to be transferred to InCana pursuant to the Arrangement, being the Property and $100,000;

"Beneficial Shareholder" means an Arris Resources Shareholder who is not a Registered Shareholder;

"Board" means the board of directors of the Company;

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

"Circular" means this management information circular;

"Company" means Arris Resources Inc.;

"Computershare" means Computershare Trust Company of Canada;

"Court" means the Supreme Court of British Columbia;

"Dissenting Shareholder" means an Arris Resources Shareholder who validly exercises rights of dissent under the Arrangement and who will be entitled to be paid fair value for his, her or its Arris Resources Shares in accordance with the Interim Order and the Plan of Arrangement;

"Dissenting Shares" means the Arris Resources Shares in respect of which Dissenting Shareholders have exercised a right of dissent;

"Effective Date" means the date upon which the Arrangement becomes effective;

"Exchange" means the Canadian National Stock Exchange;

"Exchange Factor" means the number arrived at by dividing 15,043,372 by the number of issued Arris Resources Shares as of the close of business on the Share Distribution Record Date;

"Final Order" means the final order of the Court approving the Arrangement;

"InCana" means InCana Investments Inc., a private company incorporated under the Act;

"InCana Commitment" means the covenant of InCana to issue InCana Shares to the holders of Arris Resources Share Commitments who exercise their rights thereunder after the Effective Date, and are entitled pursuant to the corporate reorganization provisions thereof to receive New Shares and InCana Shares upon such exercise;

"InCana Stock Option Plan" means the proposed common share purchase option plan of InCana, which is subject to Arris Resources Shareholder approval;

"InCana Option Plan Resolution" means an ordinary resolution to be considered by the Arris Resources Shareholders to approve the InCana Option Plan, the full text of which is set out in Schedule "A" to this Circular;

"InCana Shareholder" means a holder of InCana Shares;

"InCana Shares" means the common shares without par value in the authorized share structure of InCana, as constituted on the date of the Arrangement Agreement;

"Interim Order" means the interim order of the Court pursuant to the Act in respect of the Arrangement dated May 21, 2009, a copy of which is attached to this Circular as Schedule "C";

"Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders;

"Listing Date" means the date the InCana Shares are listed on the Exchange;

"Meeting" means the annual general and special meeting of the Arris Resources Shareholders to be held on June 19, 2009, and any adjournment(s) or postponement(s) thereof;

"New Shares" means the new class of common shares without par value which the Company will create pursuant to §3.1(b)(ii) of the Plan of Arrangement and which, immediately after the Effective Date, will be identical in every relevant respect to the Arris Resources Shares;

"Notice of Meeting" means the notice of annual general and special meeting of the Arris Resources Shareholders in respect of the Meeting;

"Plan of Arrangement" means the plan of arrangement attached as Exhibit II to the Arrangement Agreement, which Arrangement Agreement is attached as Schedule "B" to this Circular, and any amendment(s) or variation(s) thereto;

"Property" means the single family residential zoned property located at 8679, 158th Street in Surrey, British Columbia, approximately 35 kilometers from Vancouver, British Columbia, which property is to be transferred by Arris Resources to InCana pursuant to the Arrangement;

"Proxy" means the form of proxy accompanying this Circular;

"Registered Shareholder" means a registered holder of Arris Resources Shares as recorded in the shareholder register of the Company maintained by Computershare;

"Registrar" means the Registrar of Companies under the Act;

"SEC" means the United States Securities and Exchange Commission;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Meeting or such other day as agreed to by the Company and InCana, which date establishes the Arris Resources Shareholders who will be entitled to receive InCana Shares pursuant to the Plan of Arrangement;

"Tax Act" means the Income Tax Act (Canada), as may be amended, or replaced, from time to time;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as may be amended, or replaced, from time to time; and

"U.S. Securities Act" means the United States Securities Act of 1933, as may be amended, or replaced, from time to time.

SUMMARY

The following is a summary of the information contained elsewhere in this Circular concerning a proposed reorganization of the Company by way of the Arrangement.  This Circular also deals with the election of directors, the appointment of an auditor and the approval of the InCana Option Plan, which matters are not summarized in this summary.  Certain capitalized words and terms used in this summary are defined in the Glossary of Terms above.  This summary is qualified in its entirety by the more detailed information and financial statements appearing or referred to elsewhere in this Circular and the schedules attached hereto.

The Meeting

The Meeting will be held at 1250 West Hastings Street, Vancouver, British Columbia, on June 19, 2009 at 10:00 a.m. (Vancouver time).  At the Meeting, the Arris Resources Shareholders will be asked, in addition to voting on the election of directors and the appointment of an auditor, to consider and, if thought fit, to pass the Arrangement Resolution approving the Arrangement among the Company, InCana and the Arris Resources Shareholders.  The Arrangement will consist of the distribution of InCana Shares to the Arris Resources Shareholders.  Arris Resources Shareholders will also be requested to consider and, if thought fit, to pass the InCana Option Plan Resolution approving the InCana Option Plan.

By passing the Arrangement Resolution, the Arris Resources Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Arris Resources Shareholders.

The Arrangement

The Company is a publicly traded resources company with onshore petroleum and natural gas rights and oil interests in Alberta, Canada and an interest in twenty-two mineral claims in British Columbia, Canada.  The Arrangement has been proposed to facilitate the separation of the Company's primary business activities from the development of the Property.  The Company believes that separating Arris Resources into two public companies offers a number of benefits to shareholders.  First, the Company believes that after the separation, each company will be better able to pursue its own specific operating strategies without being subject to the financial constraints of the other business.  After the separation, each company will also have the flexibility to implement its own unique growth strategies, allowing both organizations to refine and refocus their business mix.  Additionally, because the resulting businesses will be focused in their respective industries, they will be more readily understood by public investors, allowing each company to be in a better position to raise capital and align management and employee incentives with the interests of shareholders.

Pursuant to the Arrangement, Arris Resources will transfer to InCana $100,000 and all of Arris Resources' interest in and to the Property in exchange for 15,043,372 InCana Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.

Each Arris Resources Shareholder as of the Share Distribution Record Date, other than a Dissenting Shareholder, will, immediately after the Arrangement, hold one New Share in the capital of the Company and its pro–rata share of the InCana Shares to be distributed under the Arrangement for each currently held Arris Resources Share.  The New Shares will be identical in every respect to the present Arris Resources Shares.  See "The Arrangement – Details of the Arrangement".

Effect of the Arrangement on Arris Resources Share Commitments

As of the Effective Date, the Arris Resources Share Commitments will be exercisable, in accordance with the corporate reorganization provisions of such securities, into New Shares and InCana Shares on the basis that the holder will receive, upon exercise, a number of New Shares that equals the number of Arris Resources Shares that would have been received upon the exercise of the Arris Resources Share Commitments prior to the Effective Date, and a number of InCana Shares that is equal to the number of New Shares so acquired.  InCana has agreed, pursuant to the InCana Commitment, to issue InCana Shares upon exercise of the Arris Resources Share Commitments and the Company is obligated, as the agent of InCana, to collect and pay to InCana a portion of the proceeds received for each Arris Resources Share Commitment so exercised, with the balance of the exercise price to be retained by Arris Resources.  Any entitlement to a fraction of an InCana Share resulting from the exercise of Arris Resources Share Commitments will be cancelled without compensation.

Recommendation and Approval of the Board of Directors

The directors of the Company have concluded that the terms of the Arrangement are fair and reasonable to, and in the best interests of, the Company and the Arris Resources Shareholders.  The Board has therefore approved the Arrangement and authorized the submission of the Arrangement to the Arris Resources Shareholders and the Court for approval.  The Board recommends that Arris Resources Shareholders vote FOR the approval of the Arrangement.  See "The Arrangement – Recommendation of Directors".

Reasons for the Arrangement

The decision to proceed with the Arrangement was based on the following primary determinations:

1.

the Company's primary focus is the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada and the Company's mineral claims in British Columbia, Canada.  This focus will hinder the development of the Property.  The formation of InCana to hold the Property will facilitate separate development strategies for the Property required to move the Property forward;

2.

following the Arrangement, management of the Company will be free to focus entirely on its primary business activities, and new management for InCana will be established which has knowledge and expertise specific to InCana's industry;

3.

the formation of InCana and the distribution of 15,043,372 InCana Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new real estate development company that will focus on and pursue the development of the Property as well as potentially acquiring additional properties in high-growth locations;

4.

as a separate real estate development company, InCana will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the Property and to finance the acquisition and development of any new properties InCana may acquire on a priority basis; and

5.

as a separate real estate development company, InCana will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

See "The Arrangement – Reasons for the Arrangement".

Conduct of Meeting and Shareholder Approval

The Interim Order provides that in order for the Arrangement to proceed, the Arrangement Resolution must be passed, with or without variation, by at least 66 and 2/3rds of the eligible votes cast with respect to the Arrangement Resolution by Arris Resources Shareholders present in person or by proxy at the Meeting.  See "The Arrangement – Shareholder Approval".

Court Approval

The Arrangement, as structured, requires the approval of the Court.  Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters.  The Interim Order does not constitute approval of the Arrangement or the contents of this Circular by the Court.

The Notice of Hearing of Petition for the Final Order is attached to the Notice of Meeting. In hearing the petition for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Arris Resources Shareholders.  The Court will also be advised that based on the Court's approval of the Arrangement, the Company and InCana will rely on an exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act for the issuance of the New Shares and InCana Shares to any United States based Arris Resources Shareholders.  Assuming approval of the Arrangement by the Arris Resources Shareholders at the Meeting, the hearing for the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on June 22, 2009, at the Courthouse located at 800 Smithe Street, Vancouver, British Columbia, or at such other date and time as the Court may direct.  At this hearing, any Arris Resources Shareholder or director, creditor, auditor or other interested party of the Company who wishes to participate or to be represented or who wishes to present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements.  See "The Arrangement – Court Approval of the Arrangement".

Income Tax Considerations

Canadian Federal income tax considerations for Arris Resources Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary herein entitled "Income Tax Considerations – Certain Canadian Federal Income Tax Considerations", and certain United States Federal income tax considerations for Arris Resources Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary entitled "Income Tax Considerations – Certain U.S. Federal Income Tax Considerations".

Arris Resources Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

Right to Dissent

Arris Resources Shareholders will have the right to dissent from the Plan of Arrangement as provided in the Interim Order, the Plan of Arrangement and sections 237 to 247 of the Act.  Any Arris Resources Shareholder who dissents will be entitled to be paid in cash the fair value for their Arris Resources Shares held so long as such Dissenting Shareholder: (i) does not vote any of his, her or its Arris Resources Shares in favour of the Arrangement Resolution, (ii) provides to the Company written objection to the Plan of Arrangement to the Company's head office at 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4, at least two (2) days before the Meeting or any postponement(s) or adjournment(s) thereof, and (iii) otherwise complies with the requirements of the Plan of Arrangement and section 237 to 247 of the Act.  See "Right to Dissent".

Stock Exchange Listings

The Arris Resources Shares are currently listed and traded on the Exchange and will continue to be listed on the Exchange following completion of the Arrangement.  The closing of the Arrangement is conditional on the Exchange approving the listing of the InCana Shares on the Exchange.

Information Concerning the Company and InCana After the Arrangement

Following completion of the Arrangement, the Company will continue to carry on its primary business activities.  The Arris Resources Shares will continue to be listed on the Exchange.  Each Arris Resources Shareholder will continue to be a shareholder of the Company with each currently held Arris Resources Share representing one New Share in the capital of the Company, and each Arris Resources Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 15,043,372 InCana Shares to be distributed to such Arris Resources Shareholders under the Arrangement.  See "The Company After the Arrangement" for a summary description of the Company assuming completion of the Arrangement, including selected pro–forma unaudited financial information for the Company.

Following completion of the Arrangement, InCana will be a public company, the shareholders of which will be the holders of Arris Resources Shares on the Share Distribution Record Date.  InCana will have all of Arris Resources' interest in the Property and will have $100,000 in cash.  Closing of the Arrangement is conditional upon the InCana Shares being listed on the Exchange.  See "InCana After the Arrangement" for a description of the Property, corporate structure and business, including selected pro–forma unaudited financial information of InCana assuming completion of the Arrangement.

Selected Unaudited Pro–Forma Consolidated Financial Information for the Company

The following selected unaudited pro–forma consolidated financial information for the Company is based on the assumptions described in the notes to the Company's unaudited pro–forma consolidated balance sheet as at December 31, 2008, attached to this Circular as Schedule "E".  The pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement occurred on December 31, 2008.

Pro–forma as at
December 31, 2008 on
completion of the
Arrangement
(unaudited)

Cash and cash equivalents	$258,316
Amounts receivable	1,353
Prepaid expenses	18,655
Short term investment	320,000
Equipment	7,257
Mineral property	295,612
Oil and gas property	150,000
Total assets	$1,051,193

Accounts payable and accrued liabilities	$2,094
Due to related party	74,941
Shareholders' equity	974,158
Total liabilities and shareholders' equity	$1,051,193

Selected Unaudited Pro–Forma Consolidated Financial Information for InCana

The following selected unaudited pro–forma consolidated financial information for InCana is based on the assumptions described in the notes to the InCana unaudited pro–forma consolidated balance sheet as at December 31, 2008, attached to this Circular as Schedule "F".  The pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on December 31, 2008.

		Pro–forma as at
		December 31, 2008
	As of	on completion of
	December 31, 2008	the Arrangement
	(unaudited)	(unaudited)

Cash	$1	$100,001
Total assets	$1	$100,001

Risk Factors

In considering whether to vote for the approval of the Arrangement, Arris Resources Shareholders should be aware that there are various risks, including those described in the Section entitled "Risk Factors" in this Circular.  Arris Resources Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Arrangement.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of Arris Resources for use at the Meeting, and at any adjournment(s) or postponement(s) thereof.

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors or officers of the Company.  The Company will bear all costs of this solicitation.  The Company has arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders held of record by those Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Currency

In this Circular, except where otherwise indicated, all dollar amounts are expressed in the lawful currency of Canada.

Record Date

The Board has fixed May 4, 2009 as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting.  Only Arris Resources Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Arris Resources Shares voted at the Meeting.

Appointment of Proxyholders

The individual(s) named in the accompanying form of proxy are management's representatives.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the person(s) designated in the Proxy, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another proper proxy and, in either case, delivering the completed Proxy to the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof.

Voting by Proxyholder

The person(s) named in the Proxy will vote or withhold from voting the Arris Resources Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Arris Resources Shares will be voted accordingly.  The Proxy confers discretionary authority on the person(s) named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)

any amendment to or variation of any matter identified therein; and

(c)

any other matter that properly comes before the Meeting.

As at the date hereof, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting.  However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

In respect of a matter for which a choice is not specified in the Proxy, the person(s) named in the Proxy will vote the Arris Resources Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form of Proxy and returning it to the Company's transfer agent Computershare Investor Services Inc. by mail to Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof, or in such other manner as may be provided for in the Proxy.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Arris Resources Shares in their own name.  Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Arris Resources Shares).

If Arris Resources Shares are listed in an account statement provided to a shareholder by a broker, then in almost all such cases those Arris Resources Shares will not be registered in the shareholder's name on the records of the Company.  Such Arris Resources Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker.  In the United States, the vast majority of such Arris Resources Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (called "OBOs" for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for non – objecting beneficial owners).

The Company is taking advantage of those provisions of National Instrument 54–101 – "Communication of Beneficial Owners of Securities" of the Canadian Securities Administrators, which permits it to deliver proxy–related materials directly to its NOBOs.  As a result, NOBOs can expect to receive a scannable voting instruction form ("VIF").  These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF.  In addition, Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Arris Resources Shares represented by the VIFs it receives.

This Circular, with related material, is being sent to both Registered and Beneficial Shareholders.  If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your Arris Resources Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Arris Resources Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding your Arris Resources Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their Intermediary in order to ensure that their Arris Resources Shares are voted at the Meeting.

The form of proxy that will be supplied to Beneficial Shareholders by the Intermediaries will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Beneficial Shareholder.  Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and Broadridge Financial Solutions Inc., Canada, in Canada (collectively "BFS").  BFS mails a VIF in lieu of a Proxy provided by the Company.  The VIF will name the same person(s) as the Proxy to represent Beneficial Shareholders at the Meeting.  Beneficial Shareholders have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the person(s) designated in the VIF, to represent them at the Meeting.  To exercise this right, Beneficial Shareholders should insert the name of the desired representative in the blank space provided in the VIF.  The completed VIF must then be returned to BFS in the manner specified and in accordance with BFS's instructions.  BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Arris Resources Shares to be represented at the Meeting.  If you receive a VIF from BFS, you cannot use it to vote Arris Resources Shares directly at the Meeting.  The VIF must be completed and returned to BFS in accordance with its instructions, well in advance of the Meeting in order to have the Arris Resources Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Arris Resources Shares registered in the name of your Intermediary, you, or a person designated by you, may attend at the Meeting as proxyholder for your Intermediary and vote your Arris Resources Shares in that capacity.  If you wish to attend the Meeting and indirectly vote your Arris Resources Shares as proxyholder for your Intermediary, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Arris Resources Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare or at the registered office of the Company at Suite 1000 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last Business Day that precedes the date of the Meeting or, if the Meeting is adjourned or postponed, the last Business Day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)

personally attending the Meeting and voting the Registered Shareholder's Arris Resources Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year–end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors, the appointment of the auditor and as may be otherwise set out herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person of the Company, proposed director of the Company or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Outstanding Arris Resources Shares

The Company is authorized to issue an unlimited number of Arris Resources Shares.  As at May 19, 2009, there were 15,043,372 Arris Resources Shares issued and outstanding, each carrying the right to one vote.

Principal Holders of Arris Resources Shares

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Arris Resources Shares carrying more than 10% of the voting rights attached to all outstanding Arris Resources Shares.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast in person or by proxy at the Meeting is required to pass the resolution(s) described herein as ordinary resolutions and an affirmative vote of 66 and 2/3rds of the votes cast in person or by proxy at the Meeting is required to pass the resolution(s) described herein as special resolutions.

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected.  If the number of nominees for election as directors is equal to the number of vacancies to be filled, all such nominees will be declared elected.

ELECTION OF DIRECTORS

Directors of Arris Resources are elected for a term of one year.  The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless such director resigns or otherwise vacates office before that time.  Under Arris Resources articles and pursuant to the Act, the number of directors cannot be fewer than three.  Arris Resources currently has four directors.

The following are the nominees proposed for election as directors of Arris Resources together with the number of Arris Resources Shares, Arris Resources Stock Options and Arris Resources Warrants that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee.  Each of the nominees has agreed to stand for election and management of the Company is not aware of any intention of any of them not to do so.  If, however, one or more of them should become unable to stand for election, it is expected that one or more other persons would be nominated at the Meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of common shares	Number of options	Number of warrants
Lucky Janda(1) Richmond, BC President and Director	Independent businessman with over 20 years experience in public companies and real estate development	April 8, 2008	120,000	575,000(2)(3)	40,000
Harpreet Janda(4) Richmond, BC Chief Financial Officer, Secretary and Director	Account executive with Purolator Courier	May 26, 2006	Nil	575,000(3)(5)	Nil
Sandeep Poonia(4)(6) Richmond, BC Director	Independent businessman and real estate developer	June 17, 2008	80,000	50,000(3)	40,000
Parmjeet Johal (4) North Vancouver, BC Director	Independent businessman and pharmacy owner	June 29, 2006	Nil	50,000(3)	Nil

_______________

NOTES:

(1)

Mr. Janda was appointed as a director of the Company on April 8, 2008, upon the resignation of Deepen Ram.

(2)

These options are held indirectly by Mr. Janda through a British Columbia private company.

(3)

The Company issued 1,250,000 options in April 2009, at an exercise price of US$0.15 per option, which options expire five years from the date of grant.

(4)

Member of the audit committee of the Company.

(5)

525,000 of these options are held indirectly by Mr. Janda through a British Columbia private company.

(6)

Mr. Poonia was appointed as a director of the Company on June 19, 2008.

Arris Resources' management recommends that shareholders vote in favour of the election of the proposed nominees as directors of Arris Resources for the ensuing year.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the nominees named in this Circular.

Corporate Cease Trade Orders and Bankruptcies

No director or officer of Arris Resources is, or has been within the past ten years, a director or executive officer of any company (including Arris Resources) that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) became bankrupt, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  Furthermore, no director or officer of Arris Resources has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following Statement of Executive Compensation is prepared in accordance with applicable securities legislation. The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by directors and certain executive officers in connection with their position as an officer of or consultant to the Company.

Compensation Discussion and Analysis

The Board determines the executive compensation policy for the executives of the Company. The Board's objective is to ensure that executive compensation is market competitive, while at the same time reflecting the Company's current state of development and overall financial status. The Board also seeks to ensure that the Company's executive compensation policy is aligned with the near– and long–term interests of the shareholders of the Company. In determining compensation, the Board relies on discussions with the Company's management, and does not utilize any formal performance goals or benchmarks.  In general, a Named Executive Officers' (as hereinafter defined) compensation may consist of two components:

•

salary or wages; and

•

stock option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel.  The salaries are set out on a basis of a review and comparison of salaries paid to executives at similar companies, with an overarching view to the Company's current state of development and overall financial status.

Stock option grants are designed to reward the Named Executive Officers for success on a similar basis as the shareholders of the Company, while at the same time reducing the amount of salary and wages the Company may otherwise need to pay to the Named Executive Officers.

Option–Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance.  The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders, while at the same time reducing the overall cash compensation that would otherwise be payable to the Named Executive Officers.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Board.  The exercise price of the stock options granted is generally determined by the market price at the time of grant and in accordance with the Arris Resources Stock Option Plan and the rules and policies of the Exchange.

Summary Compensation Table

The following table sets forth all annual and long–term compensation for services in all capacities to Arris Resources during the financial year ended December 31, 2008, in respect of each of the individuals who acted as the Chief Executive Officer and the Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year and the other three most highly compensated executive officers of Arris Resources whose individual total compensation for the most recently completed financial year exceeded  $150,000, and any individual who would have satisfied this criteria but for the fact that individual was not serving as such an executive officer at the end of the most recently completed financial year (the "Named Executive Officers").

Name and principal position	Year ended December 31,	Salary ($)	Share based awards ($)	Option based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plan ($)	Long–term incentive plan ($)
Lucky Janda(1) President	2008	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Curt Huber(2) President	2008	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Harpreet Janda Chief Financial Officer	2008	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil

_______________

NOTES:

(1)

Mr. Janda was appointed as the President and a director of the Company effective April 8, 2009, upon the resignation of Curt Huber.

(2)

Mr. Huber resigned as the President and as a director of the Company effective April 8, 2009.

Outstanding Option-Based Awards

There were no option-based awards outstanding at the end of the most recently completed financial year granted to the Named Executive Officers.

Termination and Change of Control Benefits

The Company does not have any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination, resignation, retirement, a change in control of the Company or a change in a Named Executive Officers' responsibilities.

Compensation of Directors

Arris Resources has no arrangements, standard or otherwise, pursuant to which directors are compensated by Arris Resources for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

No compensation was paid and no stock options were granted to the directors of the Company for the most  recently completed financial year

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The shareholder's of the Company have adopted the Arris Resources Stock Option Plan for its directors, officers, employees, management companies and consultants.  The purpose of the Arris Resources Stock Option Plan is to provide incentive to directors, officers, employees, management companies and consultants who provide services to the Company, while at the same time reducing the cash compensation the Company would otherwise have to pay.

The Arris Resources Stock Option Plan provides that options to purchase Arris Resources Shares may be granted to eligible persons on terms determined within the limitations set out in the Arris Resources Stock Option Plan.  The maximum number of Arris Resources Shares to be reserved for issuance at any one time under the Arris Resources Stock Option Plan (including any options granted by the Company prior to the adoption of the Plan) is ten (10%) percent of the issued and outstanding Arris Resources Shares from time to time at the date of grant of the options.  As at the date hereof, an aggregate of 1,504,337 Arris Resources Shares are available for issuance under the Arris Resources Stock Option Plan.  The exercise price for an option granted under the Arris Resources Stock Option Plan may not be less than that permitted by the Exchange.  Options granted may be subject to vesting requirements.  Options will be granted for a period which may not exceed five years from the date of the grant and will generally expire within ninety (90) days upon the participant ceasing to be a director, officer, employee, management company or consultant of the Company, and generally within thirty (30) days of the participant ceasing to act as an employee engaged in investor relations activities.  The Option Plan is subject to the rules and policies of the Exchange.  As of the date hereof, there were 1,250,000 options outstanding under the Arris Resources Stock Option Plan.

The following table sets forth information relating to Arris Resources Stock Option Plan as at December 31, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted–average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Nil	N/A	1,504,337

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no individual who is or was a director, executive officer, employee or former director, executive officer or employee of the Company was indebted to the Company or any of its subsidiaries or indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and officers of the Company, management functions of the Company are not, to any substantial degree, performed by a person other than the directors and executive officers of the Company.

APPOINTMENT OF AUDITOR

Management of the Company will recommend at the Meeting that Arris Resources Shareholders appoint DeVisser Gray LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annul meeting of shareholders of the Company, and authorize the directors to fix their remuneration.  DeVisser Gray LLP, Chartered Accountants were appointed as auditors of the Company by the Board effective November 20, 2008.  UHI LDMB Advisors Inc., Chartered Accountants are the former auditors of the Company and resigned as auditors of the Company effective November 20, 2008.

As required by National Instrument 51–102 – "Continuous Disclosure Obligations" ("NI 51–102"), attached as Schedule "J" hereto are copies of the following materials which were filed with the securities regulatory authorities in connection with the change of auditor:

1.

cover letter of the Company dated November 20, 2008;

2.

notice of change of auditor of the Company dated November 20, 2008;

3.

letter from UHI LDMB Advisors Inc., Chartered Accountants as former auditors of the Company; and

4.

letter from DeVisser Gray LLP, Chartered Accountants as successor auditors of the Company.

AUDIT COMMITTEE

Composition of the Audit Committee

Messrs. Sandeep Poonia, Parmjeet Johal and Harpreet Janda (Chairman) are the members of Arris Resources' audit committee (the "Audit Committee").  At present, two of the Audit Committee members, namely Sandeep Poonia and Parmjeet Johal, are considered "independent" as that term is defined in National Instrument 52-110 – "Audit Committees" ("NI–52-110").  Harpreet Janda is not considered independent as he is the Chief Financial Officer of the Company.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Arris Resources financial statements.

Relevant Education and Experience

All of the Audit Committee members are senior–level businessmen with extensive experience in financial matters.  Each Audit Committee member has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than the Company.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52–110 (De Minimis Non–audit Services) or an exemption from NI 52–110, in whole or in part, granted under Part 8 (Exemptions).

Pre–approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non–audit services as set out in the Audit Committee's charter attached hereto as Schedule "I".

External Auditor Service Fees (By Category)

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.  "Audit–related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  "Tax fees" are billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending December 31,	Audit / Audit Related Fees	Tax Fees	All Other Fees
2008	$10,000	$900	Nil
2007	$8,900	$950	Nil

Exemption

NI 52–110 exempts venture issues from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of that instrument.  As a result, the members of the Audit Committee are not required to be either "independent" or "financially literate" within the meaning of NI 52–110.  However, the Company is required to provide on an annual basis disclosure regarding the Audit Committee in its information circular.  The majority of the Audit Committee members of the Company are not independent although all of its members are financially literate.  For additional information, see the disclosure above under the heading "Composition of the Audit Committee".

The text of the Audit Committee's charter is attached hereto as Schedule "I".

CORPORATE GOVERNANCE

Board of Directors

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 applicable to venture issuers, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines").  The Form 58-101F2 Guidelines address matters relating to the constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and, where applicable, will amend its corporate governance guidelines accordingly.

Directorships

The Board currently consists of four directors, of whom Sandeep Poonia and Parmjeet Johal are independent.  None of the independent directors has any direct or indirect material relationship with the Company (other than shareholdings or stock options) which could, in the view of the Company's Board, reasonably interfere with the exercise of a director's independent judgment.  Lucky Janda and Harpreet Janda are executive officers of the Company and therefore not independent.

Orientation and Continuing Education

The Company does not have a formal process of orientation and education for new members of the Board.  The Company does, however, provide continuing education for its directors as such need arises.

Ethical Business Conduct

Each director, officer and employee in the exercise of his duties and responsibilities must act honestly and in good faith in the best interest of the Company and in compliance with applicable laws, rules and regulations.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Company has not constituted a nominating committee to propose new Board nominees.  Nomination and review of potential new directors is reviewed by the complete Board and senior management.

Compensation

Members of the Board are not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the Exchange and the Arris Resource Stock Option Plan.  The Board as a whole determines the stock option grants for each director.  The independent Board members review on an ongoing basis the compensation of the senior officers to ensure that it is competitive, while at the same time reflecting the Company's current state of development and overall financial status.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the Audit Committee.

Assessments

The Board considers individual director performance assessments are not warranted, given the Company's stage of development, the directors' shareholdings and the required time commitment to the affairs of the Company.

THE ARRANGEMENT

General

The Arrangement has been proposed to facilitate the separation of the Company's primary business activities from development of the Property.  Pursuant to the Arrangement, a separate company "InCana Investments Inc.", currently a wholly-owned subsidiary of the Company, will acquire the Assets for aggregate consideration of 15,043,372 InCana Shares.  Following the Arrangement, the Company will continue to carry on its primary business activities.  Each Arris Resources Shareholder will, immediately after the Effective Date, hold one New Share for each Arris Resources Share held immediately prior to the Arrangement, which will be identical in every respect to the present Arris Resources Shares, and each Arris Resources Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 15,043,372 InCana Shares that are acquired by the Company in exchange for the Assets described herein.  See "Details of the Arrangement" and "InCana After the Arrangement — Selected Unaudited Pro–forma Financial Information of InCana".

Reasons for the Arrangement

The Board has determined that the Company should concentrate its efforts on its primary business activities.  To this end, the Board approved a reorganization of the Company pursuant to the Arrangement as described in this Circular.

The Board is of the view that the Arrangement will benefit the Company and the Arris Resources Shareholders.  This conclusion is based on the following primary determinations:

1.

the Company's primary focus is the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada and the Company's mineral claims in British Columbia, Canada.  This focus will hinder the development of the Property.  The formation of InCana to hold the Property will facilitate separate development strategies for the Property required to move the Property forward;

2.

following the Arrangement, management of the Company will be free to focus entirely on its primary business activities, and new management for InCana will be established which has knowledge and expertise specific to InCana's industry;

3.

the formation of InCana and the distribution of 15,043,372 InCana Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new real estate development company that will focus on and pursue the development of the Property as well as potentially acquiring additional properties in high-growth locations;

4.

as a separate real estate development company, InCana will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the Property and to finance the acquisition and development of any new properties InCana may acquire on a priority basis; and

5.

as a separate real estate development company, InCana will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

Recommendation of Directors

The Board approved the Arrangement and authorized the submission of the Arrangement to the Arris Resources Shareholders and the Court for approval.  The Board has concluded that the Arrangement is in the best interests of the Company and the Arris Resources Shareholders, and recommends that the Arris Resources Shareholders vote FOR the Arrangement Resolution at the Meeting.  In reaching this conclusion, the Board considered the benefits to the Company and the Arris Resources Shareholders, as well as the financial position, opportunities and the outlook for the future potential and operating performance of the Company and InCana.

Fairness of the Arrangement

The Arrangement was determined to be fair to the Arris Resources Shareholders by the Board based upon the following factors, among others:

1.

the procedures by which the Arrangement will be approved, including the requirement for 66 and 2/3rds Arris Resources Shareholder approval and approval by the Court after a hearing at which fairness will be considered;

2.

the proposed listing of the InCana Shares on the Exchange and the continued listing of the New Shares on the Exchange;

3.

the opportunity for Arris Resources Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Arris Resources Shares; and

4.

each Arris Resources Shareholder on the Share Distribution Record Date will participate in the Arrangement on a pro–rata basis and, upon completion of the Arrangement, will continue to hold substantially the same pro–rata interest that such Arris Resources Shareholder held in the Company prior to completion of the Arrangement and substantially the same pro–rata interest in InCana through its direct holdings of InCana Shares rather than indirectly through the Company's holding of InCana Shares.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is annexed as Schedule "B" to this Circular, and the Plan of Arrangement, which forms Exhibit II to the Arrangement Agreement.  Each of these documents should be read carefully in their entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)

the Company will transfer the Property and $100,000 to InCana in consideration for 15,043,372 InCana Shares (the "Distributed InCana Shares") and the Company will be added to the central securities register of InCana in respect of such InCana Shares;

(b)

the authorized share capital of the Company will be changed by:

(i)

altering the identifying name of the Arris Resources Shares to class A common shares without par value, being the "Arris Resources Class A Shares",

(ii)

creating a class consisting of an unlimited number of common shares without par value, being the "New Shares", and

(iii)

creating a class consisting of an unlimited number of class A preferred shares without par value having the rights and restrictions described in Exhibit III to the Arrangement Agreement, being the Arris Resources Class A Preferred Shares;

(c)

each issued Arris Resources Class A Share will be exchanged for one New Share and one Arris Resources Class A Preferred Share and, subject to the exercise of a right of dissent, the holders of the Arris Resources Class A Shares will be removed from the central securities register of the Company and will be added to that central securities register as the holders of the number of New Shares and Arris Resources Class A Preferred Shares that they have received on the exchange;

(d)

all of the issued Arris Resources Class A Shares will be cancelled with the appropriate entries being made in the central securities register of the Company, and the aggregate paid–up capital (as that term is used for purposes of the Tax Act) of the Arris Resources Class A Shares immediately prior to the Effective Date will be allocated between the New Shares and the Arris Resources Class A Preferred Shares so that the aggregate paid–up capital of the Arris Resources Class A Preferred Shares is equal to the aggregate fair market value of the Distributed InCana Shares as of the Effective Date, and each Arris Resources Class A Preferred Share so issued will be issued by the Company at an issue price equal to such aggregate fair market value divided by the number of issued Arris Resources Class A Preferred Shares, such aggregate fair market value of the Distributed InCana Shares to be determined as at the Effective Date by resolution of the directors of the Company;

(e)

the Company will redeem the issued Arris Resources Class A Preferred Shares for consideration consisting solely of the Distributed InCana Shares such that each holder of Arris Resources Class A Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of InCana Shares that is equal to the number of Arris Resources Class A Preferred Shares held by such holder multiplied by the Exchange Factor;

(f)

the name of each holder of Arris Resources Class A Preferred Shares will be removed as such from the central securities register of the Company, and all of the issued Arris Resources Class A Preferred Shares will be cancelled with the appropriate entries being made in the central securities register of the Company;

(g)

the Distributed InCana Shares transferred to the holders of the Arris Resources Class A Preferred Shares pursuant to step §(e) above will be registered in the names of the former holders of Arris Resources Class A Preferred Shares and appropriate entries will be made in the central securities register of InCana;

(h)

the Arris Resources Class A Shares and the Arris Resources Class A Preferred Shares, none of which will be allotted or issued once the steps referred to in steps §(c) and §(e) above are completed, will be cancelled and the authorized share structure of the Company will be changed by eliminating the Arris Resources Class A Shares and the Arris Resources Class A Preferred Shares therefrom;

(i)

the Notice of Articles and Articles of the Company will be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(j)

after the Effective Date:

(i)

all Arris Resources Share Commitments will be exercisable for New Shares and InCana Shares in accordance with the corporate reorganization terms of such commitments, whereby the acquisition of one Arris Resources Share under an Arris Resources Share Commitments will result in the holder of the Arris Resources Share Commitments receiving one New Share and such number of InCana Shares equal to the number of New Shares so received multiplied by the Exchange Factor,

(ii)

pursuant to the InCana Commitment, InCana will issue the required number of InCana Shares upon the exercise of Arris Resources Share Commitments as is directed by the Company, and

(iii)

the Company will, as agent for InCana, collect and pay to InCana a portion of the proceeds received for each Arris Resources Share Commitment so exercised, with the balance of the exercise price to be retained by Arris Resources, determined in accordance with the following formula:

A = B x C/D

Where:

A

is the portion of the proceeds to be received by InCana for each Arris Resources Share Commitment exercised after the Effective Date;

B

is the exercise price of the Arris Resources Share Commitments;

C

is the fair market value of the Assets transferred to InCana under the Arrangement, such fair market value to be determined as at the Effective Date by resolution of the board of directors of the Company; and

D

is the total fair market value of all of the assets of the Company immediately prior to completion of the Arrangement on the Effective Date, which total fair market value shall include, for greater certainty, the Assets.

For information concerning the number of outstanding Arris Resources Share Commitments as at the date hereof, see "The Company After the Arrangement – Changes in Share Capital".

In addition to the principal steps of the Arrangement occurring in the chronological order set out above, the time of the redemption of the Arris Resources Class A Preferred Shares set out in step §(e) above will be deemed to occur immediately upon the listing of the Arris Resources Class A Preferred Shares on the Exchange.  Immediately after the time of redemption, the Arris Resources Class A Preferred Shares will be delisted from the Exchange and the New Shares and the InCana Shares will be listed on the Exchange.

The effect of the Arrangement can be summarized by the following Arris Resources Shareholders diagrams:

CURRENT STATUS

_______________ NOTE:
As at May 19, 2009.

Authority of the Board

By passing the Arrangement Resolution, the Arris Resources Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Arris Resources Shareholders.

The Arrangement Resolution also provides that the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Arris Resources Shareholders.  The Board has no current intention to amend the Plan of Arrangement, however, it is possible that the Board may determine that it is appropriate that amendments be made.

Conditions to the Arrangement

The Arrangement Agreement provides that the Arrangement will be subject to the fulfillment of certain conditions, including the following:

1.

the Arrangement Agreement must be approved by the Arris Resources Shareholders at the Meeting in the manner referred to under "Shareholder Approval";

2.

the Arrangement must be approved by the Court in the manner referred to under "Court Approval of the Arrangement";

3.

the Exchange must have conditionally accepted the Arrangement, including the listing of the Arris Resources Class A Shares, the listing of the Arris Resources Class A Preferred Shares, the delisting of the Arris Resources Class A Shares, the delisting of the Arris Resources Class A Shares, the listing of the New Shares and the listing of the InCana Shares all as of the Effective Date, subject to compliance with the requirements of the Exchange;

4.

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement must have been obtained or  received, each in a form acceptable to the Company and InCana; and

5.

the Arrangement Agreement must not have been terminated.

If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, the Arrangement Agreement may be terminated, or in certain cases the Company or InCana, as the case may be, may waive the condition in whole or in part.  As soon as practicable after the fulfillment of the conditions contained in the Arrangement Agreement, the Board intends to cause a certified copy of the Final Order to be filed with the Registrar under the Act, together with such other material as may be required by the Registrar, in order that the Arrangement will become effective.

Management of the Company believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained in the ordinary course upon application therefore.

Shareholder Approval

Arris Resources Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by a special resolution of at least 66 and 2/3rds of the eligible votes cast in respect of the Arrangement Resolution by Arris Resources Shareholders present in person or by proxy at the Meeting.

InCana Shareholder Approval

The Company, being the sole shareholder of InCana, has approved the Arrangement by consent resolution.

Court Approval of the Arrangement

The Arrangement as structured requires the approval of the Court.  Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters.  The Interim Order is attached as Schedule "C" to this Circular.  The Notice of Hearing of Petition for the Final Order is attached to the Notice of Meeting.

Assuming approval of the Arrangement Resolution by the Arris Resources Shareholders at the Meeting, the hearing for the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on June 22, 2009 at the Courthouse located at 800 Smithe Street, Vancouver, British Columbia or at such other date and time as the Court may direct.  At this hearing, any security holder, director, auditor or other interested party of the Company who wishes to participate or to be represented or present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements.

The Court has broad discretion under the Act when making orders in respect of arrangements and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate.  The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to the Arris Resources Shareholders.

Proposed Timetable for Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Annual General and Special Meeting: June 19, 2009
Final Court Approval: June 22, 2009
Share Distribution Record Date: June 25, 2009
Effective Date: June 25, 2009
Mailing of Certificates for InCana Shares: June 26, 2009

Notice of the actual Share Distribution Record Date and Effective Date will be given to the Arris Resources Shareholders through one or more press releases.  The boards of directors of the Company and InCana, respectively, will determine the Effective Date depending upon satisfaction that all of the conditions to the completion of the Arrangement are satisfied.

InCana Share Certificates and Certificates for New Shares

After the Share Distribution Record Date, the share certificates representing, on their face, Arris Resources Shares will be deemed to represent only New Shares with no right to receive InCana Shares.  Before the Share Distribution Record Date, the share certificates representing, on their face, Arris Resources Shares, will be deemed under the Plan of Arrangement to represent New Shares and an entitlement to receive InCana Shares in accordance with the terms of the Arrangement.  As soon as practicable after the Effective Date, share certificates representing the appropriate number of InCana Shares will be sent to all Arris Resources Shareholders of record on the Share Distribution Record Date.

No new share certificates will be issued for the New Shares created under the Arrangement and therefore holders of Arris Resources Shares must retain their certificates as evidence of their ownership of New Shares.  Certificates representing, on their face, Arris Resources Shares will constitute good delivery in connection with the sale of New Shares completed through the facilities of the Exchange after the Effective Date.

Relationship Between the Company and InCana after the Arrangement

On completion of the Arrangement, Sandeep Poonia and Parmjeet Johal, directors of the Company, will be directors of InCana.  It is expected that Mr. Poonia will also serve as InCana's Chief Executive Officer and President.  See "InCana After the Arrangement — Directors and Officers of InCana".

Effect of Arrangement on Outstanding Arris Resources Share Commitments

Arris Resources Share Commitments which are outstanding on the Effective Date will be exercisable, in accordance with the corporate reorganization provisions of such securities, for New Shares and InCana Shares on the basis that the holder will receive, upon exercise, a number of New Shares that equals the number of Arris Resources Shares that would have been received upon exercise of the Arris Resources Share Commitments prior to the Effective Date, and a number of InCana Shares that is equal to the number of New Shares so acquired multiplied by the Exchange Factor.  InCana has agreed, pursuant to the InCana Commitment, to issue InCana Shares upon exercise of Arris Resources Share Commitments and the Company is obligated, as the agent of' InCana, to collect and pay to InCana a portion of the proceeds received for each InCana Share so issued.  Any entitlement to a fraction of a InCana Share resulting from the exercise of an Arris Resources Share Commitment will be cancelled without compensation.

Resale of New Shares and InCana Shares

Exemption from Canadian Prospectus Requirements and Resale Restrictions

The issue of New Shares and InCana Shares pursuant to the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in Canada.  Under applicable provincial securities laws, such New Shares and InCana Shares may be resold in Canada without hold period restrictions, except that any person, company or combination of persons or companies holding a sufficient number of New Shares or InCana Shares to affect materially the control of the Company or InCana, respectively, will be restricted from reselling such shares.  In addition, existing hold periods on any Arris Resources Shares in effect on the Effective Date will be carried forward to the New Shares.

The foregoing discussion is only a general overview of the requirements of Canadian securities laws for the resale of the New Shares and the InCana Shares received upon completion of the Arrangement.  All holders of Arris Resources Shares are urged to consult with their own legal counsel to ensure that any resale of their New Shares and InCana Shares complies with applicable securities legislation.

Application of United States Securities Laws

The New Shares and the InCana Shares to be issued to the Arris Resources Shareholders under the Arrangement have not been registered under the U.S. Securities Act, or under the securities laws of any state of the United States, and will be issued to Arris Resources Shareholders resident in the United States in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Arrangement by the Court, and pursuant to available exemptions from registration under applicable state securities laws.  The Court will be advised that the Court's approval, if obtained, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act.

U.S. Resale Restrictions – Securities Issued to Arris Resources Shareholders

InCana Shares to be issued to an Arris Resources Shareholder who is an "affiliate" of either the Company or InCana prior to the Arrangement or will be an "affiliate" of InCana after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act.  Pursuant to Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer for the purposes of the U.S. Securities Act is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement.  All holders of securities received in connection with the Arrangement are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Additional Information for U.S. Security Holders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.  Likewise, information concerning the Property and operations of the Company and InCana have been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies.

Financial statements included herein have been prepared in accordance with generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.  Arris Resources Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  See "Income Tax Considerations — Certain U.S. Federal Income Tax Considerations" for certain information concerning United States tax consequences of the Arrangement for investors who are resident in, or citizens of, the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company and InCana are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and any experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and InCana and said persons may be located outside the United States.

Expenses of Arrangement

Pursuant to the Arrangement Agreement, the costs relating to the Arrangement, including without limitation, financial, advisory, accounting, and legal fees will be borne by the party incurring them.  The costs of the Arrangement to the Effective Date will be borne by the Company.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Sangra Moller LLP, counsel to the Company, the following fairly summarizes the principal Canadian federal income tax considerations relating to the Arrangement applicable to an Arris Resources Shareholder (in this summary, a "Holder") who, at all material times for purposes of the Tax Act:

•

holds all Arris Resources Shares, and will hold all New Shares and InCana Shares, solely as capital property;

•

deals at arm's length with Arris Resources and InCana;

•

is not "affiliated" with the Company or InCana;

•

is not a "financial institution" for the purposes of the mark–to–market rules in the Tax Act; and

•

has not acquired Arris Resources Shares on the exercise of an employee stock option.

Arris Resources Shares, New Shares and InCana Shares generally will be considered to be capital property of the Holder unless the Holder holds the shares in the course of carrying on a business or acquired them in a transaction considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency (the "CRA").  It also takes into account specific proposals to amend the Tax Act and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof.  It is assumed that all Proposed Amendments will be enacted in their present form, and that there will be no other relevant change to any relevant law or administrative practice, although no assurances can be given in these respects.  This summary does not take into account any provincial, territorial, or foreign income tax considerations which may differ from the Canadian federal income tax considerations discussed below.  An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary also assumes that at the Effective Date under the Arrangement and all other material times thereafter,

•

the Arris Resources Shares and the Arris Resources Class A Preferred will be listed on the Exchange, and

•

the paid–up capital of the Arris Resources Class A Shares (the redesignated Arris Resources Shares) as computed for the purposes of the Tax Act will not be less than the fair market value of the Assets to be transferred to InCana pursuant to the Arrangement, and is qualified accordingly.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations.  This summary is not intended to be, and should not be construed to be, legal or tax advice to any Arris Resources Shareholder.  Accordingly, Arris Resources Shareholders should each consult their own tax and legal advisers for advice as to the income tax consequences of the Arrangement applicable to them in their particular circumstances.

Holders Resident in Canada

The following portion of the summary is applicable only to Holders (each, in this portion of the summary, a "Resident Holder") who are or are deemed to be residents in Canada for the purposes of the Tax Act.

Exchange of Arris Resources Shares for New Shares and Arris Resources Class A  Preferred Shares

A Resident Holder whose Arris Resources Class A Shares (the redesignated Arris Resources Shares) are exchanged for New Shares and Arris Resources Class A Preferred Shares pursuant to the Arrangement will not realize any capital gain or loss as a result of the exchange.  The Resident Holder will be required to allocate the adjusted cost base ("ACB") of the Holder's Arris Resources Shares, determined immediately before the Arrangement, pro–rata to the New Shares and Arris Resources Class A Preferred Shares received on the exchange based on the relative fair market values of those New Shares and Arris Resources Class A Preferred Shares immediately after the exchange.

Redemption of Arris Resources Class A Preferred Shares

Pursuant to the Arrangement, the paid–up capital of the Arris Resources Class A Shares immediately before their exchange for New Shares and Arris Resources Class A Preferred Shares will be allocated to the Arris Resources Class A Preferred Shares to be issued on the exchange to the extent of an amount equal to the fair market value of the InCana Shares to be issued to Arris Resources pursuant to the Arrangement in consideration for the Assets and the balance of such paid–up capital will be allocated to the New Shares to be issued on the exchange.

The Company has informed counsel that it expects that the fair market value of the InCana Shares to be so issued will be materially less than the paid–up capital of the Arris Resources Class A Shares immediately before the exchange, and counsel has assumed for the purposes of this summary that the Company's expectation is correct.  Accordingly, the Company is not expected to be deemed to have paid, and no Resident Holder is expected to be deemed to have received, a dividend as a result of the distribution of InCana Shares on the redemption of the Arris Resources Class A Preferred Shares pursuant to the Arrangement.

Each Resident Holder whose Arris Resources Class A Preferred Shares are redeemed for InCana Shares pursuant to the Arrangement will realize a capital gain (capital loss) equal to the amount, if any, by which the fair market value of the InCana Shares, less reasonable costs of disposition, exceed (are exceeded by) their ACB immediately before the redemption.  Any capital gain or loss so arising will be subject to the usual rules applicable to the taxation of capital gains and losses described below (see "Holders Resident in Canada — Taxation of Capital Gains and Losses").

The cost to a Resident Holder of InCana Shares acquired on the exchange will be equal to the fair market value of the InCana Shares at the time of their distribution.

Disposition of New Shares and InCana Shares

A Resident Holder who disposes of a New Share or an InCana Share will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition of the share, less reasonable costs of disposition, exceed (are exceeded by) the ACB of the share to the Resident Holder determined immediately before the disposition.  Any capital gain or loss so arising will be subject to the usual rules applicable to the taxation of capital gains and losses described below.  See "Holders Resident in Canada — Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

A Resident Holder who realizes a capital gain (capital loss) in a taxation year must include one half of the capital gain ("taxable capital gain") in income for the year, and may deduct one half of the capital loss ("allowable capital loss") against taxable capital gains realized in the year, and to the extent not so deductible, against taxable capital gains arising in any of the three preceding taxation years or any subsequent taxation year.

The amount of any capital loss arising from a disposition or deemed disposition of an Arris Resources Class A Preferred Share, New Share, or an InCana Share by a Resident Holder that is a corporation may, to the extent and under circumstances specified in the Tax Act, be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share.  Similar rules may apply if the corporation is a member of a partnership or beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a "Canadian–controlled private corporation" for the purposes of the Tax Act may be required to pay an additional 6⅔% refundable tax in respect of any net taxable capital gain that it realizes on disposition of an Arris Resources Class A Preferred Share, New Share or InCana Share.

Taxation of Dividends

A Resident Holder who is an individual will be required to include in income any dividend that the Resident Holder receives, or is deemed to receive, on New Shares or InCana Shares, and will be subject to the gross–up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

A Resident Holder that is a corporation will be required to include in income any dividend that it receives or is deemed to be received on New Shares or InCana Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income.  A "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on any dividend that it receives or is deemed to be received on New Shares or InCana Shares to the extent that such dividends are deductible in computing the corporation's taxable income.  Any such Part IV tax will be refundable to it at the rate of $1 for every $3 of taxable dividends that it pays on its shares.

Alternative Minimum Tax on Individuals

A capital gain realized, or deemed to be realized, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability to alternative minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Resident Dissenter") and consequently is paid the fair value for the Resident Dissenter's Arris Resources Shares in accordance with the Arrangement will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid–up capital of the Resident Dissenter's Arris Resources Shares.  Any such deemed dividend will be subject to tax as discussed above under "Holders Resident in Canada — Taxation of Dividends".  The Resident Dissenter will also realize a capital gain (capital loss) equal to the amount, if any, by which the payment, less the deemed dividend (if any) and less reasonable costs of disposition, exceeds (is exceeded by) the ACB of the shares.  The Resident Dissenter will be required to include any resulting taxable capital in income, and to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses.  See "Holders Resident in Canada – Taxation of Capital Gains and Losses".

The Resident Dissenter must also include in income any interest awarded by a court to the Resident Dissenter.

Eligibility for Investment

Arris Resources Class A Preferred Shares and New Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plans ("Registered Plans") at any particular time provided that, at that time, either the shares are listed on a "prescribed stock exchange" or Arris Resources is a "public corporation" as defined for the purposes of the Tax Act.

InCana Shares will be qualified investments under the Tax Act for Registered Plans at any particular time provided that, at that time, either the InCana Shares are listed on a "prescribed stock exchange" or InCana is a "public corporation" as so defined.

The Company expects that the Arris Resources Class A Preferred Shares, New Shares and InCana Shares will be listed on the Exchange, which is a prescribed stock exchange, at the Effective Date under the Arrangement.  On March 19, 2007, the Government of Canada eliminated the concept of "prescribed stock exchange" for these purposes and replaced it with the concept of "designated stock exchange".  The amendment, which provides that the list of designated stock exchanges includes all of the former prescribed stock exchanges, became effective on December 14, 2007.

Holders Not Resident in Canada

The following portion of this summary is applicable only to Holders (each in this portion of the summary a "Non–resident Holder") who:

•

have not been, are not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act;

•

do not and will not, and are not and will not be deemed to, use or hold Arris Resources Shares, New Shares, Arris Resources Class A Preferred Shares, or InCana Shares in connection with carrying on a business in Canada; and

•

whose Arris Resources Class A Shares (the redesignated Arris Resources Shares), Arris Resources Class A Preferred Shares, New Shares and InCana Shares will not at the Effective Date under the Arrangement, or at any material time thereafter, constitute "taxable Canadian property" for the purposes of the Tax Act.

Generally, an Arris Resources Class A Share, Arris Resources Class A Preferred Share, New Share, or InCana Share, as applicable, owned by a Non–resident Holder will not be taxable Canadian property of the Non–resident Holder at a particular time provided that, at that time, (i) the share is listed on a prescribed stock exchange (which includes the Exchange), (ii) neither the Non–resident Holder nor persons with whom the Non–resident Holder does not deal at arm's length alone or in any combination has owned 25% or more of the shares of any class or series in the capital of the issuing corporation within the previous five years, and (iii) the share was not acquired in a transaction as a result of which it was deemed to be taxable Canadian property of the Non–resident Holder.  On March 19, 2007, the Government of Canada eliminated the concept of "prescribed stock exchange" for these purposes and replaced it with the concept of "designated stock exchange." The amendment, which provides that the list of designated stock exchanges includes all of the former prescribed stock exchanges, became effective on December 14, 2007.

Special rules, which are not discussed in this summary, may apply to a Non–resident Holder that is an insurer carrying on business in Canada.

Capital Gains and Capital Losses on Share Exchanges and Subsequent Dispositions of Shares

A Non–resident Holder who participates in the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Arris Resources Class A Shares (the redesignated Arris Resources Shares) for New Shares and Arris Resources Class A Preferred Shares, nor on the redemption of Arris Resources Class A Preferred Shares in consideration for InCana Shares.

Similarly, any capital gain realized by a Non–resident Holder on the subsequent disposition or deemed disposition of a New Share or InCana Share acquired pursuant to the Arrangement will not be subject to tax under the Tax Act, provided either that the shares do not constitute taxable Canadian property of the Non–resident Holder at the time of disposition, or an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

Non–resident Holders will be exempt from the reporting and withholding obligations of §116 of the Tax Act in respect of the disposition of Arris Resources Class A Shares and Arris Resources Class A Preferred Shares pursuant to the Arrangement.

Deemed Dividends on the Redemption of Arris Resources Class A Preferred Shares

For the reasons set above under "Holders Resident in Canada — Redemption of Arris Resources Class A Preferred Shares", the Company expects that no Non–Resident Holder will be deemed to have received a dividend on the redemption of Arris Resources Class A Preferred Shares for InCana Shares.

Taxation of Dividends

A Non–resident Holder to whom a dividend on a New Share or InCana Share is or is deemed to be paid, or credited, will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, unless reduced by an applicable income tax treaty, if any.

Dissenting Non–resident Holders

A Non–resident Holder who validly exercises Dissent Rights (a "Non–resident Dissenter") and consequently is paid the fair value for the Non–resident Dissenter's Arris Resources Shares in accordance with the Arrangement, will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid–up capital of the Non–resident Dissenter's Arris Resources Shares.  Any such deemed dividend will be subject to tax as discussed above under "Holders Not Resident in Canada — Taxation of Dividends".  The Non–resident Dissenter will not be subject to tax under the Tax Act on any capital gain that may arise in respect of the resulting disposition of the Arris Resources Shares.

The Non–resident Holder will also be subject to Canadian withholding tax on that portion of any such payment that is on account of interest at the rate of 25%, unless reduced by an applicable income tax treaty, if any.

Certain U.S. Federal Income Tax Considerations

Scope of This Disclosure

Transactions Addressed

The following discussion is a summary of the anticipated material U.S. federal income tax considerations arising from and related to the Distribution (as defined below) that are generally applicable to U.S. Holders (as defined below) of Arris Resources Shares.  The following discussion of the anticipated material U.S. federal income tax considerations arising from and related to the Distribution is for general information only, and does not purport to be a complete analysis or description of all U.S. federal income tax consequences that may apply to a U.S. Holder of Arris Resources Shares as a result of the Distribution. U.S. Holders of Arris Resources Shares are urged to consult their own tax advisors regarding the particular tax consequences of the Distribution, including the application and effect of U.S. federal, state, local and other tax laws.

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code (as defined below).  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular (including the Arrangement).  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations (proposed, temporary and final) issued under the Code, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada–U.S. Tax Convention") and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Circular.  However, the Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any such change could be retroactive to the date of this Circular.  The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and the U.S. Internal Revenue Service (the "IRS") or the U.S. courts could disagree with the explanations or conclusions contained in this summary.  This summary does not consider the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holder

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Arris Resources Shares that, for U.S. federal income tax purposes, is (a) a citizen or individual resident of the U.S., (b) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (c) an estate whose income is taxable in the U.S. irrespective of source or (d) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other "pass–through" entity holds Arris Resources Shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other "pass–through" entity generally will depend on the status of such partners or owners and the activities of such partnership or "pass–through" entity.

Non–U.S. Holders

A "non–U.S. Holder" is a beneficial owner of Arris Resources Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences arising from or related to the Arrangement (as hereinafter defined) with respect to non–U.S. Holders of Arris Resources Shares. Non–U.S. Holders of Arris Resources Shares are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Distribution.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution (whether or not any such transactions are undertaken in connection with the Distribution), including, without limitation, the following transactions:

•

any exercise of any stock option, warrant or other right to acquire Arris Resources Shares;

•

any assumption by InCana of Arris Resources Stock Options or Arris Resources Warrants;

•

any conversion of any Arris Resources notes, debentures or other debt instruments into Arris Resources Shares;

•

any transaction in which Arris Resources Shares are acquired (other than pursuant to the Distribution); or

•

any transaction in which InCana Shares are disposed of.

Persons Not Addressed

This summary does not address the U.S. federal income tax consequences arising from and related to the Distribution with respect to the following persons (including persons that are U.S. holders):

•

the Company or InCana;

•

persons that may be subject to special U.S. federal income tax treatment, such as persons who are tax–exempt organizations, qualified retirement plans, individual retirement accounts and other tax–deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies or brokers or dealers in securities;

•

persons that acquired Arris Resources Shares pursuant to the exercise of employee stock options or rights, or otherwise as compensation for services;

•

persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•

persons that hold Arris Resources Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•

persons subject to the alternative minimum tax provisions of the Code;

•

persons that own, directly or indirectly (including through the application of ownership attribution rules under the Code), 10% or more of the Arris Resources Shares;

•

U.S. expatriate or other former long–term resident of the United States;

•

persons that are partners or owners of partnerships or other "pass–through" entities; or

•

persons who own their Arris Resources Shares other than as a capital asset, as defined in the Code.

Such persons are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Distribution, including the application of any special U.S. federal income tax rules in light of their particular circumstances.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences, or tax consequences in jurisdictions other than the U.S., arising from or related to the Distribution.  Each U.S. Holder is urged to consult their own tax advisor regarding the U.S. state and local tax consequences, and the tax consequences in jurisdictions other than the U.S., of the Distribution.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances with respect to U.S. federal income tax issues of any particular U.S. Holder.  Each U.S. Holder is urged to consult their own tax advisor regarding the U.S. federal income tax consequences of the Distribution in light of their particular circumstances.

Distribution of InCana Shares

This summary assumes that the series of transactions undertaken pursuant to the Arrangement involving (a) the renaming and redesignation of the Arris Resources Shares as Arris Resources Class A Shares, (b) the exchange of each issued and outstanding Arris Resources Class A Share for one New Share and one Arris Resources Class A Preferred Share, (c) the redemption by the Company of each issued and outstanding Arris Resources Class A Preferred Share for a pro–rata number of 15,043,372 InCana Shares and (d) the cancellation of each Arris Resources Class A Share and each Arris Resources Class A Preferred Share (collectively the "Distribution") will be treated by the IRS, under the step–transaction doctrine or otherwise, as if (i) the Company directly distributed the InCana Shares to the holders of the Arris Resources Shares and (ii) the intervening steps of the Distribution (including those steps of the Distribution described in the preceding sentence) did not occur.  However, because the Distribution will be effected under the applicable provisions of Canadian law that are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Distribution.  In particular, it is possible that the IRS could analyze the various steps of the Distribution described above separately and independently, and could determine the U.S. federal income tax consequences of the various steps of the Distribution on such a separate and independent basis.

Assuming that the Distribution is treated for U.S. federal income tax purposes in the manner described in the paragraph immediately above, subject to the passive foreign investment company ("PFIC") rules discussed below, the Distribution will result in the following U.S. federal income tax consequences to U.S. Holders:

•

U.S. Holders will be required to include in gross income as a dividend for U.S. federal income tax purposes the fair market value of the InCana Shares received, determined as of the date of the Distribution, to the extent that the Company has current or accumulated "earnings and profits" as calculated for U.S. federal income tax purposes (without reduction for any Canadian income tax withheld).  Dividend income recognized by a U.S. Holder as a result of the Distribution generally will be treated as "foreign source" income for purposes of applying the U.S. foreign tax credit rules.  See "Foreign Tax Credit" below.  A dividend resulting from the Distribution generally will be taxed at the preferential tax rates applicable to long–term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Arris Resources Shares that have been held by such U.S. Holder for at least 61 days during the 121–day period beginning 60 days before the "ex–dividend date." The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is eligible for the benefits of the Canada–U.S. Tax Convention, or (b) the Arris Resources Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which the Distribution occurs or for the preceding tax year.  As discussed below, the Company anticipates that it will qualify as a PFIC for the tax year that includes the date of the Distribution.  Accordingly, the Company anticipates that it will not be a QFC.  Assuming that the Company is not a QFC, a dividend resulting from the Distribution to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long–term capital gains).  The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application and effect of the dividend rules.

•

To the extent that the fair market value of the InCana Shares received, determined as of the date of the Distribution, exceeds current and accumulated "earnings and profits" of the Company, such excess will be treated (a) first as a return of capital, up to the U.S. Holder's adjusted tax basis in the Arris Resources Shares (which will reduce a U.S. Holder's tax basis in such Arris Resources Shares), and (b) thereafter, as gain from the sale or exchange of Arris Resources Shares.  Preferential tax rates for long–term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long–term capital gains for a U.S. Holder that is a corporation (other than an S Corporation).  Deductions for capital losses are subject to significant limitations.  Capital gain recognized by a U.S. Holder as a result of the Distribution generally will be treated as "U.S. source" gain for purposes of applying the U.S. foreign tax credit rules.  See "Foreign Tax Credit" below.

•

A U.S. Holder's initial tax basis in the InCana Shares received in the Distribution will be equal to the fair market value of such InCana Shares, determined on the date of the Distribution.

•

A U.S. Holder's holding period for the InCana Shares received by a U.S. Holder will begin on the day after receipt.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, such corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

PFIC Status of the Company

Based on the Company's current and projected income, assets and activities, the Company anticipates that it will qualify as a PFIC for the tax year that includes the date of the Distribution.  In addition, the Company believes that it qualified as a PFIC for its most recent tax year ended on or prior to the date of the Distribution and in previous tax years.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year that includes the date of the Distribution depends on the assets and income of the Company over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular.  However, there can be no assurances that the Company's determination regarding its past, current or anticipated PFIC status will not be challenged by the IRS.

Impact of PFIC Rules on U.S. Holders in the Distribution

QEF Election

The impact of the PFIC rules on a U.S. Holder in the Distribution will depend on whether the U.S. Holder has made a timely and effective election to treat the Company as a qualified electing fund under Section 1295 of the Code (a "QEF Election") for the tax year that is the first year in the U.S. Holder's holding period of the Arris Resources Shares during which the Company qualified as a PFIC.  A U.S. Holder of the Company who made such a QEF Election will be referred to in this summary as an "Electing Shareholder" and a U.S. Holder of the Company who did not make such a QEF Election will be referred to in this summary as a "Non–Electing Shareholder".  The impact of the PFIC rules on a U.S. Holder in the Distribution may also depend on whether the U.S. Holder has made a mark–to–market election under Section 1296 of the Code.  See "Mark–to–Market Election" below.

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder's holding period in which the Company qualified as a PFIC, such U.S. Holder may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the Code, any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold his or her stock on the "qualification date".  The qualification date is the first day of the Company's tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder.  The deemed sale election can only be made if such U.S. Holder held Arris Resources Shares on the qualification date.  By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

If a U.S. Holder has made a QEF Election with respect to the Company, then the Company would have to annually provide such U.S. Holder with certain information concerning the Company's income and gain, calculated in accordance with the Code, and also would have to comply with certain record–keeping requirements imposed on a QEF in order for such U.S. Holder to satisfy the QEF reporting rules.  The Company has not provided its U.S. Holders with such QEF information in prior tax years and does not intend to provide such QEF information in the current tax year.

U.S. Holders are urged to contact their own tax advisors regarding the advisability of and procedure for making the QEF election, and the U.S. federal income tax consequences of making the QEF election.

Mark–to–Market Election

U.S. Holders who hold, actually or constructively, "marketable stock" (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "Mark–to–Market Election").  If a Mark–to–Market Election is made, a U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed below.  However, if the Mark–to–Market Election is made by a Non–Electing Shareholder after the beginning of the holding period for the Arris Resources Shares during a time in which the Company qualified as a PFIC, then the Section 1291 rules discussed below will apply to certain dispositions of distributions on and other amounts taxable with respect to such Arris Resources Shares.

U.S. Holders are urged to contact their own tax advisors regarding the advisability of and procedure for making the Mark–to–Market Election, and the U.S. federal income tax consequences of making the Mark–to–Market Election.

Taxation of Distribution under PFIC Rules

With respect to a Non–Electing Shareholder, special rules under Section 1291 of the Code will apply to gains recognized by a Non–Electing Shareholder on disposition of the Arris Resources Shares and to "excess distributions" (generally, distributions received in the current tax year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period for the Arris Resources Shares) received by such Non–Electing Shareholder from the Company.  A Non–Electing U.S. Holder generally would be required to pro–rate all such gains and "excess distributions" over the entire holding period for such Arris Resources Shares.  The portion of the gain or excess distribution allocated to prior years in such Non–Electing Shareholder's holding period for such Arris Resources Shares (other than years prior to the first taxable year of the Company during such Non–Electing Shareholder's holding period and beginning after January 1, 1987 for which the Company qualified as a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year.  The Non–Electing Shareholder also will be liable for interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due with respect to each such prior year.  A Non–Electing Shareholder that is not a Corporation must treat this interest charge as "personal interest" which is wholly non–deductible.  The portion of the gain or excess distribution allocated to the current tax year will be treated as ordinary income in the year of the disposition or "excess distribution," and no interest charge will be owed with respect to the resulting tax liability.

If and to the extent that the Distribution of the InCana Shares constitutes an "excess distribution" under the PFIC rules with respect to a Non–Electing Shareholder, such Non–Electing Shareholder will be subject to the foregoing tax rules with respect to the receipt of the InCana Shares in the Distribution.  In addition, the Distribution of the InCana Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the "indirect disposition" by a Non–Electing Shareholder of such Non–Electing Shareholder's indirect interest in InCana, which generally would be subject to the rules of Section 1291 of the Code discussed above.

Electing Shareholders generally will not be subject to the special taxation rules of Section 1291 applicable to "excess distributions" with respect to the Distribution.  See "QEF Election" above.  Also, as discussed above, a U.S. Holder who makes a Mark–to–Market Election with respect to Arris Resources Shares held, generally will not be subject to the special taxation rules of Section 1291 applicable to "excess distributions" with respect to the Distribution.  However, if the Mark–to–Market Election is made by a Non–Electing Shareholder after the beginning of the holding period for the Arris Resources Shares during a time in which the Company qualified as a PFIC, then the Section 1291 rules may continue to apply to the Distribution.  See "Mark–to–Market Election" above.

Lack of Guidance

The PFIC rules are complex and subject to interpretation.  The implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations that, in many instances, have not been promulgated and that may have retroactive effect when promulgated.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this summary.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are urged to consult their own tax advisors concerning the impact of the PFIC rules on the Distribution, including, without limitation, whether a QEF Election or Mark–to–Market Election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Dissenting U.S. Holders

Subject to the PFIC rules discussed above, a U.S. Holder who exercises the right to dissent from the Distribution and receives cash in payment for all of such U.S. Holder's Arris Resources Shares will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such U.S. Holder's adjusted tax basis in its Arris Resources Shares.  Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss, and will be long–term capital gain or loss if the U.S. Holder's holding period for such Arris Resources Shares is in excess of one year at the time of the Distribution.

Preferential tax rates for long–term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long–term capital gains for a U.S. Holder that is a corporation (other than an S Corporation).  Deductions for capital losses are subject to significant limitations.  Capital gains recognized by a U.S. Holder as a result of exercising the right to dissent from the Distribution generally will be treated as "U.S. source" gains for purposes of applying the U.S. foreign tax credit rules.  See "Foreign Tax Credit" below.

Currency Gains

The fair market value of any Canadian currency received by a U.S. Holder in the Distribution generally will be based on the rate of exchange on the date of the Distribution.  A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) generally will give rise to gain or loss, treated as ordinary income or loss. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld) Canadian income tax with respect to the Distribution may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar–for–dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax.  This election is made on a year–by–year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source".  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income.  U.S. Holders who pay (or have withheld) Canadian income tax with respect to the Distribution are urged to consult their own tax advisors regarding the foreign tax credit rules and the potential benefits of the Canada–U.S. Tax Convention.

No Ruling or Legal Opinion

No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution has been obtained or will be requested.  This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions.  U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Distribution are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

Backup Withholding Tax and Information Reporting Requirements

Payments to certain U.S. Holders of dividends made on, or the proceeds of the sale or other disposition of, the Arris Resources Shares may be subject to information reporting and U.S. federal backup withholding tax at the rate of 28% (subject to periodic adjustment) if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements (typically provided on IRS Form W–9).  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax advisors concerning the backup withholding tax rules and compliance with applicable certification requirements.

APPROVAL OF THE INCANA STOCK OPTION PLAN

Stock Option Plan of InCana

In May 2009, the directors of InCana established the InCana Stock Option Plan as a rolling stock option plan in accordance with the policies of the Exchange. The maximum number of InCana Shares reserved for issuance under the InCana Stock Option Plan is ten (10%) percent of the issued and outstanding InCana Shares on a "rolling" basis. It is anticipated that InCana will have 15,043,372 issued InCana Shares on the Effective Date such that the InCana Stock Option Plan will initially have 1,504,337 InCana Shares allotted to it. See "InCana After the Arrangement – Stock Options and Warrants"

Purpose of the InCana Stock Option Plan

The purpose of the InCana Stock Option Plan is to provide an incentive to InCana's directors, officers, employees, management companies and consultants to continue their involvement with InCana, to increase their efforts on InCana's behalf and to attract new qualified employees, while at the same time reducing the cash compensation the Company would otherwise have to pay.  The InCana Stock Option Plan is also intended to assist in aligning management and employee incentives with the interests of Shareholders.

General Description and Exchange Policies

The following is a brief description of the principal terms of the InCana Stock Option Plan, which description is qualified in its entirety by the terms of the InCana Stock Option Plan. A full copy of the InCana Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

Number of Shares Reserved. The number of InCana Shares which may be issued pursuant to options granted under the plan shall not exceed ten (10%) percent of the issued and outstanding InCana Shares from time to time at the date of grant.

Maximum Term of Options. The term of any options granted under the Plan is fixed by the board of directors and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the plan is determined by the board of directors, provided that the exercise price is not less than the price permitted by the Exchange or, if the InCana Shares are no longer listed on the Exchange, then such other exchange or quotation system on which the InCana Shares are listed or quoted for trading.

Amendment. The terms of an option may not be amended once issued under Exchange requirements.  If an option is cancelled prior to the expiry date, InCana shall not grant new options to the same person until thirty days have elapsed from the date of cancellation.

Vesting. Vesting, if any, and other terms and conditions relating to such options shall be determined by the board of directors of InCana or the Committee (as hereinafter defined) from time to time and in accordance with Exchange requirements.

Termination. Any options granted pursuant to the plan will terminate generally within ninety days of the option holder ceasing to act as a director, officer, employee, management company or consultant of the Company or any of its affiliates, and within generally thirty days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been canceled or that have expired without having been exercised shall continue to be issuable under the plan.  The plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision or exchange of the InCana Shares.

Administration. The plan is administered by the board of directors of InCana or, if the board of InCana so elects, by a Committee (the "Committee"), which committee shall consist of at least two board members, appointed by the board of directors of InCana.

Board Discretion. The plan provides that, generally, the number of InCana Shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the board of directors of InCana or the Committee and in accordance with Exchange requirements.

The Arris Resources Shareholders will be asked at the Meeting to approve, ratify and affirm by ordinary resolution the InCana Option Plan Resolution in substantially the form of resolution 2 set out in Schedule "A" attached to this Circular.  A full copy of the InCana Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

The Board unanimously recommends that shareholders vote FOR the InCana Stock Option Plan Resolution.

RIGHTS OF DISSENT

Dissenters' Rights

The Act does not contain a provision requiring the Company to purchase Arris Resources Shares from Arris Resources Shareholders who dissent from the Arrangement. However, pursuant to the terms of the Interim Order and the Plan of Arrangement, the Company has granted the Arris Resources Shareholders who object to the Arrangement Resolution the right to dissent (the "Dissent Right") in respect of the Arrangement. A Dissenting Shareholder will be entitled to be paid in cash the fair value of the Dissenting Shareholder's Arris Resources Shares so long as the dissent procedures are strictly adhered to. The Dissent Right is granted in Article 5 of the Plan of Arrangement.  A registered Dissenting Shareholder who intends to exercise the Dissent Right is referred to the full text of Sections 237 to 247 of the Act which is attached as Schedule "D" to this Circular.

An Arris Resources Shareholder who wishes to exercise his or her Dissent Right must give written notice of his or her dissent (a "Notice of Dissent") to the Company at its head office at 1250 West Hastings Street, Vancouver, British Columbia V5E 2M4, marked to the attention of the President, by either delivering the Notice of Dissent to the Company at least two days before the Meeting or by mailing the Notice of Dissent to the Company by registered mail post marked not later than two days before the Meeting.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his or her right to vote at the Meeting on the Arrangement Resolution. However, the procedures for exercising Dissent Rights given in Schedule "D" must be strictly followed as a vote against the Arrangement Resolution or the execution or exercise of a proxy voting against the Arrangement Resolution does not constitute a Notice of Dissent.

Arris Resources Shareholders should be aware that they will not be entitled to exercise a Dissent Right with respect to any Arris Resources Shares if they vote (or instruct or are deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder may, however, vote as a proxy for an Arris Resources Shareholder whose proxy requires an affirmative vote on the Arrangement Resolution, without affecting his or her right to exercise the Dissent Right.

In the event that an Arris Resources Shareholder fails to perfect or effectively withdraws its claim under the Dissent Right or forfeits its right to make a claim under the Dissent Right, each Arris Resources Share held by that Arris Resources Shareholder will thereupon be deemed to have been exchanged in accordance with the terms of the Arrangement as of the Effective Date.

Arris Resources Shareholders who wish to exercise Dissent Rights should review the dissent procedures described in Schedule "D" and seek legal advice, as failure to adhere strictly to the Dissent Right requirements will result in the loss or unavailability of any right to dissent.

RISK FACTORS

In evaluating the Arrangement, Arris Resources Shareholders should carefully consider, in addition to the other information contained in this Circular, the following risk factors associated with InCana.  These risk factors are not a definitive list of all risk factors associated with InCana and the business to be carried out by InCana.

General and Industry Risks

In the normal course of business, InCana will be subject to the risks and uncertainties common to the real estate development industry, which is by its nature a cyclical business.  These risks include the supply and demand for real estate, interest rate increases and increased operating costs.  Due to the recent economic climate, InCana will also be impacted by the global credit crisis which creates additional credit liquidity risks to manage for the future.

Real estate investments are subject to varying degrees of risk.  These risks may include: (i) changes in general economic conditions such as the availability and cost of financing capital; (ii) changes in local conditions, including oversupply or reduction in demand for real estate in an area; (iii) changes to government regulations and (iv) competition from others.  In addition, financial difficulties of other property owners, resulting in distress sales, may depress real estate values in the market(s) in which the Company operates.

Securities of InCana and Dilution

InCana plans to focus on the development of the Property as well as other real estate projects it may acquire from time to time, and will use its working capital to carry out such activities.  However, InCana will require additional funds to further such activities.  To obtain such funds, InCana may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in substantial dilution of the equity interests of the holders of InCana Shares.

There is no assurance that additional funding will be available to InCana to develop the Property, to purchase additional real estate properties or for the substantial capital that is typically required in order to develop a real estate project.  There is no assurance that InCana will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of the Property or any other property that InCana may acquire.

Competition

Significant and increasing competition exists for buyers of residential units.  With current market conditions, the supply of such units is higher than demand.  A turn-around in the market and increased buyer and credit activity must be present for demand to increase.

Each segment of the real estate business is competitive.  InCana will compete with investors, developers, builders and owners of properties for the purchase and development of any desirable real estate properties it may wish to acquire.  It is the strategy of InCana to develop properties in premier locations in strong markets, although some of our competitors may be better located or better capitalized.  The existence of competition could adversely affect the Company's ability to acquire attractive properties and could have a potential impact upon its revenues and ability to meet its debt obligations.

Conflicts of Interest

Certain directors and officers of InCana are, and may continue to be, involved in the real estate industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of InCana.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of InCana.  The directors of InCana are required by law, however, to act honestly and in good faith with a view to the best interests of InCana and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with InCana and to abstain from voting as a director for the approval of any such transaction.

No History of Earnings or Dividends

As a newly formed company, InCana has no history of earnings, and there is no assurance that the Property, or any other property that may be acquired by InCana, will generate earnings, operate profitably or provide a return on investment in the future.  InCana has no plans to pay dividends for the foreseeable future.

Potential Profitability Depends Upon Factors Beyond the Control of InCana

The potential profitability of the Property or any other property that may be acquired by InCana is dependent upon many factors beyond InCana's control.  For instance, property and residential unit prices are subject to market conditions and availability of credit and respond to changes in domestic, international, political, social and economic environments.  Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways InCana cannot predict and are beyond InCana's control, and such fluctuations will impact on profitability and may eliminate profitability altogether.  Additionally, events which cause worldwide economic uncertainty may make raising of funds for development difficult.  These changes and events may materially affect the financial performance of InCana.

Property Approvals, Permits, Zoning, and Compliance

The current or future operations of InCana, including development activities, require permits and approvals from local governmental authorities.  There can be no assurance that any or all permits and approvals which InCana may require for the construction and development of the Property or other projects which InCana may undertake will be given.

Dependency on a Small Number of Management Personnel

InCana is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on InCana and its business operations.

Supply and Demand

InCana's performance would be affected by the supply and demand for land, single-family housing, multi-family housing and commercial properties in its geographic area(s) of ownership.  Key drivers of demand include employment levels, population growth, demographic trends and consumer confidence.  The potential for reduced sales revenue exists in the event that demand diminishes or supply becomes over abundant thereby driving down prices for the Property or other properties the Company may acquire from time to time.

Development and Construction Costs

InCana may experience loss due to higher prices of labour and consulting fees and costs of materials.  InCana will closely monitor the costs of services and materials and look for long-term commitments for those prices whenever possible.  Costs of development and building have fluctuated over the past several years, and InCana intends to pass such additional costs to buyers through higher pricing.  Any significant increase that InCana can't pass on to buyers may have a negative material impact on InCana and its business operations.

THE COMPANY AFTER THE ARRANGEMENT

The following is a description of the Company assuming completion of the Arrangement.

Name, Address and Incorporation

Arris Resources was incorporated in British Columbia, Canada, by registration of memorandum and articles under the British Columbia Company Act (since replaced by the Act) on September 15, 1987, under the name "Grand Resources Inc.".  The Company changed its name to "Bay Street Ventures Inc." effective November 18, 1987.  Subsequently, the Company changed its name to "Cenco Petroleum Ltd." effective September 20, 1991.  On August 7, 1996, the Company's name was changed to "IGC Internet Gaming Corporation" and concurrently the Company subdivided its share capital on the basis of one and one-half old common shares for one common new share.

The Company changed its name to "IGN Internet Global Network Inc." effective November 21, 1996 and on September 23, 2003 changed its name to "AssistGlobal Technologies Corp." and concurrently subdivided its share capital on the basis of three old shares for one new share.

On July 5, 2005, the Company changed its name to "Bassett Ventures Inc." and concurrently consolidated its share capital on the basis of four old shares for one new share.  On June 13, 2007, the Company changed its name to "Arris Resources Inc." and concurrently consolidated its share capital on the basis of five old shares for one new share.  Upon completion of the Arrangement, the Company will continue to carry on its business under the name "Arris Resources Inc."

Arris Resources' principal executive office is located at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4.  The Company's registered and records office address is Suite 1000, 925 West Georgia Street, Vancouver, B.C. V6C 3L2.

Directors and Officers

The completion of the Arrangement will not cause any changes in the directors of the Company who are elected at the Meeting or of the current officers of the Company.

Business of the Company – Three-year history

The Company is a publicly traded resources exploration and development company.  Arris Resources was previously engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally through its former wholly-owned subsidiary AssistGlobal Inc. ("AGI").  AGI's main propriety line was Microview FM, a system designed for use on personal digital assistance devices.  Microview FM recorded and updated facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

Pursuant to an acquisition agreement dated July 6, 2003 (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("AGI.com") and its principal shareholders, the Company agreed to acquire all of the issued and outstanding shares of AGI.com in exchange for the issuance of 10,350,000 of the Company's common shares (the "IGN Shares") at a deemed price of $0.35 per share.

The Company was unable to secure financing for AGI's operations.  As a result, the Company's board of directors together with the board of directors of AGI.com determined that it was in the best interests of both companies that the Company divest of all of its interest in AGI.com to the former principal shareholders.  The Company disposed of its assets of AGI.com and the officers and employees of AGI.com surrendered 1,688,992 of the Company's common shares.  These surrendered shares were cancelled and returned to treasury.  As part of the transaction, the Company forgave $279,230 of intercorporate debt owed to the Company by AGI.com and transferred the Company's ownership of AssistGlobal (USA) Inc., a wholly-owned subsidiary of the Company incorporated in the State of Nevada in September 2003, to AGI.com.  The disposition of the assets of AGI.com was approved by special resolution passed at the Company's annual general and special shareholders meeting held on June 16, 2005.

Business of the Company Following the Arrangement

Following completion of the Arrangement, the Company will continue to operate as a publicly traded resources exploration and development company.

The principal business operations of the Company are summarized below.

Business Overview

The Company is a publicly traded exploration and development company with onshore petroleum and natural gas rights and oil interests in Alberta, Canada and an interest in twenty–two mineral claims in British Columbia, Canada.  The Company's shares are quoted on the National Association of Securities Dealers Over–the–Counter Bulletin Board (the "OTCBB") in the United States under the symbol "ARRRF" and are listed and posted on the Exchange under the symbol "AAS".  The Company's primary objective is to acquire ownership in resource properties worthy of exploration and development and to develop its existing oil, petroleum and natural gas properties and mineral claims so that these properties can realize their potential value.  The Company believes that this approach will maximize return on investment and cash flow to build long–term shareholder value.  The Company continually evaluates its existing operations and investigates the possible acquisition of new properties.

The principal properties of the Company are summarized below.

Mineral Properties: Moly Project, Atlin, British Columbia

In November 2008, the Company announced that it had entered into an asset purchase and sale agreement to purchase from a British Columbia private company twenty-two mineral claims located approximately fifty kilometres northeast of Atlin, British Columbia in the Atlin mining district for aggregate consideration of US$250,000.

The twenty–two mineral claims cover approximately 15,000 acres and are located near the Gladys Lake molybdenum occurrence (discovered in late 1960s).  The molybdenum occurrence is similar to the occurrence at Adanac's Ruby Creek project.  Adanac's project is located approximately fifteen miles northeast of Atlin in northern BC.

Arris Resources intends to utilize its consulting geologists and mining engineers to complete its evaluation of the twenty-two mineral claims and determine the feasibility for further development of the claims.

Oil and Gas Properties: Alexander, Alberta

In February 2007, the Company entered into a purchase and sale agreement with Arctos Petroleum Corp. ("Arctos"), whereby Arctos agreed to sell to the Company an interest in a petroleum and natural gas property located in the Alexander Area of Alberta for a purchase price of $150,000.  The property consists of sixty-four gross hectares (approximately nineteen net hectares) of onshore petroleum and natural gas rights, of which Arris Resources holds a thirty (30%) percent working interest.

The Alexander Property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a forty (40%) percent interest in an oil battery at 3-7-57-1W5.  The Ellerslie/Wabamun oil well, the main well in the project, was re-equipped and has begun periodic production.  Arris Resources is in a non-participation penalty position on both the well and the battery and does not currently receive production or fee revenues from these assets.  The Company is not the operator of the project.

Arris Resources held an average forty (40%) percent working interest in an additional nine hundred and sixty gross hectares of non-producing land in this area, which expired in 2007.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Arris Resources Shares, of which 15,043,372 were issued and outstanding as at May 19, 2009.

Arris Resources Shareholders are entitled to receive notice of any meeting of Arris Resources Shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Arris Resources Share entitles its holder to one vote at meetings at which they are entitled to attend and vote.  The holders of Arris Resources Shares are entitled to receive, on a pro–rata basis, such dividends as the Board may declare out of funds legally available for the payment of dividends.  On the dissolution, liquidation, winding–up or other distribution of the assets of the Company, Arris Resources Shareholders are entitled to receive on a pro–rata basis all of the assets of the Company remaining after payment of all of the Company's liabilities and subject to the prior rights attached to any preferred shares of Arris Resources to receive a return of capital and unpaid dividends.  The Arris Resources Shares carry no preemptive or conversion rights.

Changes in Share Capital

As at May 19, 2009, the Company had 15,043,372 common shares issued and outstanding.  Arris Resources issued 1,250,000 options on April 7, 2009 at an exercise price of US$0.15.  On April 21, 2009, the Company announced that it had completed a private placement for proceeds of US$250,000.  Pursuant to the private placement, the Company issued a total of 2,500,000 units (each, a "Unit") at a price of US$0.10 per Unit.  Each Unit consisted of an Arris Resources Share and one Arris Resources Warrant.  Each Arris Resources Warrant entitles the holder to purchase, for a period of two years, an additional Arris Resources Share at an exercise price of US$0.13.  The proceeds from the private placement were used to increase the Company's working capital.

Dividend Policy

Arris Resources has not paid dividends since incorporation.  Arris Resources currently intends to retain all available funds, if any, for use in its business.

Trading Price and Volume

The Arris Resources Shares are listed and posted for trading on the Exchange under the symbol "AAS" and are quoted on the OTCBB under the symbol "ARRRF".  The following tables set forth information relating to the trading of the Arris Resources Shares on the Exchange and the OTCBB for the months indicated:

Canadian National Stock Exchange
Sales Price
2008	Low	High	Volume
	(US$) (1)		(#)
June	0.55	0.91	22.647
July	0.80	0.90	12,000
August	0.75	0.80	7,000
September	0.75	0.75	9,258
October	0.45	0.75	44,400
November	0.70	0.70	570,000
December	0.50	0.50	583

2009

January	0.20	0.30	19,500
February	0.13	0.13	1,500
March	0.15	0.15	500
April	0.10	0.10	5,500
May(2)	–––	–––	Nil

		OTCBB
		Sales Price
2008	Low	High	Volume
	(US$) (1)		(#)
June	0.60	0.60	100
July	0.60	0.89	9,916
August	–––	–––	Nil
September	0.60	0.60	262
October	–––	–––	Nil
November	–––	–––	Nil
December	0.56	0.58	2,200

2009

January	0.40	0.40	1,233
February	0.15	0.15	1,900
March	–––	–––	Nil
May(2)	–––	–––	Nil

_____________

NOTES:

(1)

Effective April 27, 2009, the Company changed its reporting currency from the U.S. dollar to the Canadian dollar.

(2)

For the period May 1, 2009 to May 19, 2009.

The price of the Arris Resources Shares on the Exchange at the close of business on April 23, 2009, the last date the Arris Resources Shares traded on the Exchange, was US$0.15, and on the OTCBB at the close of business on February 27, 2009, the last date the Arris Resources Shares traded on the OTCBB, was US$0.15.

Selected Unaudited Pro–Forma Consolidated Financial Information of the Company

The following selected unaudited pro–forma consolidated financial information for the Company is based on the assumptions described in the respective notes to the Company's unaudited pro–forma consolidated balance sheet as at December 31, 2008, attached to this Circular as Schedule "E".  This unaudited pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on December 31, 2008.  The pro–forma consolidated balance sheet has been derived from the audited consolidated balance sheet of the Company as at December 31, 2008, giving effect to the Arrangement.  The pro–forma consolidated balance sheet is not intended to reflect the financial position that would have resulted if the events reflected therein had occurred on the dates indicated.  In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.  The pro–forma consolidated balance sheet should be read in conjunction with the Company's audited December 31, 2008 annual financial statements which are appended to this Circular as Schedule "G".

Pro–forma
December 31, 2008
(unaudited)

Cash and cash equivalents	$258,316
Amounts receivable	1,353
Prepaid expenses	18,655
Short–term investments	320,000
Equipment	7,257
Mineral property	295,612
Oil and gas property	150,000
Total assets	$1,051,193

Accounts payable and accrued liabilities	$2,094
Due to related party	74,941
Shareholders' equity	974,158
Total liabilities and shareholders' equity	$1,051,193

The Company's Year–End Audited Financial Statements

The Company's consolidated audited financial statements for the year ended December 31, 2008 are attached hereto as Schedule "G".  The Company's management's discussion and analysis dated April 29, 2009, for the year ended December 31, 2008 is attached hereto as Schedule "K".

Material Contracts

The following are the contracts material to Arris Resources:

(1)

the Arrangement Agreement; and

(2)

the Arris Resources Stock Option Plan.

INCANA AFTER THE ARRANGEMENT

The following is a description of InCana assuming completion of the Arrangement.

Name, Address and Incorporation

InCana was incorporated as "InCana Investments Inc." pursuant to the Act on May 19, 2009, for the purposes of the Arrangement  InCana is currently a private company and a wholly-owned subsidiary of Arris Resources.  InCana's head office is located at 1250 West Hastings Street, Vancouver, British Columbia, and its registered and records office is located at Suite 1000, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

Intercorporate Relationships

InCana does not have any subsidiaries.

Significant Acquisition and Dispositions

InCana has not completed a fiscal year.  There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable securities legislation, save pursuant to this Arrangement described herein.  Details of the Arrangement are provided under "The Arrangement".  The Arrangement, if successfully completed, will result in InCana holding the Property and receiving funds necessary to commence development of the Property.  The future operating results and financial position of InCana cannot be predicted.  Shareholders may review the Arris Resources and InCana pro–forma consolidated financial statements attached as Schedule "E" and Schedule "F" hereto respectively.

Trends

Other than as disclosed in this Circular, InCana is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

General Development of InCana's Business

InCana was incorporated on May 19, 2009 and has not yet commenced commercial operations.  InCana will acquire the Property and $100,000 as part of the Arrangement, and will commence operations as a real estate development company.  The $100,000 cash payment from Arris Resources should provide InCana with the capital necessary to fulfill InCana's short-term needs.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

InCana's Business History

In May 2009, Arris Resources entered into an agreement (the "Purchase Agreement") with a British Columbia private company (the "Seller") to purchase the Property on the terms and conditions set forth in the Purchase Agreement.  Pursuant to the terms of the Purchase Agreement, Arris Resources is required to pay to the Seller a non-refundable deposit (the "Deposit") in the amount of $10,000 concurrent with the completion of a feasibility study by the Company on the Property, which feasibility study is required to be completed on or before August 4, 2009.  In the event that Arris fails to pay the Deposit to the Seller within the stipulated time, the Seller may, at its sole option, terminate the Purchase Agreement.  The completion of the sale of the Property is scheduled to take place on May 4, 2010 (the "Closing Date"), at which time the balance of the purchase price in the aggregate amount of $667,000 must be delivered by the Company to the Seller.  Pursuant to the terms of the Purchase Agreement, the Purchase Agreement may be assigned by the Company to InCana without prior approval of the Seller.

The Board of Arris Resources has determined that it would be in the best interests of the Company to continue to focus its business efforts on its principal business activities, being the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada, and the Company's mineral claims in British Columbia, Canada, and transfer its interest in the Property to a newly-formed subsidiary company, being InCana, pursuant to a plan of arrangement, in exchange for InCana Shares that would be distributed to the Arris Resources Shareholders.

Pursuant to the Arrangement, Arris Resources will transfer to InCana $100,000 and all of Arris Resources' interest in the Property in exchange for 15,043,372 InCana Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.  The funds to be received by InCana pursuant to the Arrangement should provide InCana with the capital necessary to complete a feasibility study on the Property, to pay for rezoning studies and related applications and approvals, for general and administrative expenses and for working capital purposes.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

Selected Unaudited Pro–Forma Financial Information of InCana

InCana was incorporated on May 19, 2009.  InCana has not yet conducted any commercial operations.  The following is a summary of certain financial information on a pro–forma basis for InCana as at December 31, 2008, assuming completion of the Arrangement as of such date, and should be read in conjunction with the unaudited pro–forma consolidated balance sheet of InCana appended to this Circular as Schedule "F".  This pro–forma consolidated balance sheet was prepared as if the Arrangement had occurred on December 31, 2008, taking into account the assumptions stated therein.  The pro–forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described therein had occurred on December 31, 2008.  In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

Pro–forma Financial
Information of InCana
as at December 31, 2008
(unaudited)
Cash and cash equivalents	$100,001
Current liabilities	Nil
Shareholders' Equity	$100,001
Number of issued InCana Shares	15,043,372

Dividends

InCana does not anticipate paying any dividends on its common shares in the short or medium term.  Any decision to pay dividends on the InCana Shares in the future will be made by the board of directors of InCana on the basis of the earnings, financial requirements and other conditions existing at such time.

Business of InCana

General

Incana in not carrying on any business at the present time.  On completion of the Arrangement, InCana will commence its business as a real estate development company.  The objectives of InCana's management will be to finance and develop the Property and to identify and acquire additional real estate properties in high–growth locations.  The Property is located in Surrey, British Columbia, approximately thirty–five kilometers from Vancouver, British Columbia.

The Property

Following completion of the Agreement, the Property will be InCana's only development property.  The Property's civic address is 8679, 158th Street, Surrey, British Columbia, and is legally described as Lot C, Plan 15650, Section 26, Township 2, New Westminster Land District, PID-010-114-386.  The Property is approximately 30,500 square feet.  The Property is zoned as "single family residential", and is intended for single family dwellings.

The Property is located in the town of Fleetwood in the City of Surrey, British Columbia, which is the area bounded by 88th Avenue in the north, 80th Avenue in the south, 156th Street in the west and 168th Street in the east.  The Fleetwood Town Centre Land Use Plan and Urban Design Concept Plan (the "Land Use Plan") estimates that in 1981 the population of Fleetwood was approximately 10,000.  By 1991, the population of Fleetwood was estimated to have nearly tripled to approximately 33,000.  Fleetwood has grown at a much faster pace than was anticipated.  Fleetwood's population reached approximately 44,000 by 2001 and is estimated to currently be near 60,000.

Property Zoning

All properties in Surrey have a legal zoning classification that specifies the types of buildings allowed, the uses or activities that can take place on that property, and other regulations including building size, sitting on the property and parking.

The Land Use Plan, developed by the Planning and Development Department of the City of Surrey, is a comprehensive planning and design document which provides land development and design policies to guide future development of the Fleetwood Town Centre. The Land Use Plan establishes land use and density patterns, vehicular and pedestrian circulation concepts and open space systems for the Fleetwood Town Centre.  A "secondary land use document", the Land Use Plan established and designated the future land use designation of the Property as "medium density townhomes".

The Property is presently zoned as "single family residential".  This zone is intended for single family housing on urban lots in existing urban areas and in new urban areas where density bonus is provided.  Part 16 – Single Family Residential Zone of the City of Surrey Zoning By-law, provides that land and structures on property in a single family residential zone shall be used for one single family dwelling, though certain accessory uses are also permitted.  Following the Arrangement, it is the intention of Incana to apply for approval to rezone the Property to allow a multi-family development, which would require the rezoning of the Property from "single family residential" to a "multiple residential zone".

Rezoning Process

Rezoning is the process of legally changing the zoning category of a property.  The rezoning process includes the following principal steps:

1.

Pre-application:

Before submitting an application, a development plan must be completed.

2.

Application:

An application is submitted along with the development plan and an application fee.

3.

Application Review:

The proposal is reviewed by the City of Surrey's planning staff.

4.

Report to Council:

City staff prepare a report and their recommendations for Council.

5.

Public Hearing:

All property owners within one–hundred meters of the property to be re-zoned are consulted along with stakeholders.

6.

Final Approval:

If council is satisfied that all conditions are met, final approval is granted.

Business of Incana Following the Arrangement

Following completion of the Arrangement, InCana intends to commence an in-house feasibility study regarding the development of the Property.  The feasibility study will consider the Land Use Plan, as well as market conditions, the availability of trades people and the general economic environment.  As per the Purchase Agreement, the feasibility study must be completed on or before August 4, 2009.  Upon completion of the feasibility study, InCana is required pay to the Seller the Deposit in the amount of $10,000.  The completion of the sale of the Property is scheduled to take place on May 4, 2010, at which time the balance of the purchase price in the aggregate amount of $667,000 must be delivered by the Company to the Seller.

Following completion of the feasibility study and the payment of the Deposit, InCana intends to apply to rezone the Property to a "multiple residential zone", which, if approved, will allow for a multi-family residential development on the Property.  As set forth more particularly above, rezoning is subject to a rigorous process, including, among other things, public consultation and city council approval.  InCana expects to complete the rezoning of the Property prior to the anticipated Closing Date.  Upon receipt of all necessary approvals and completion of the sale of the Property on the Closing Date, InCana will further analyze market conditions and the general economic environment.  If InCana finds these conditions satisfactory, InCana intends to commence development of a multi-family residential building with maximum allowable units on the Property.

InCana will also evaluate and may acquire additional commercial, industrial or residential properties for development from time to time.

Liquidity and Capital Resources

Pursuant to the Arrangement, Arris Resources will transfer to InCana $100,000 and all of Arris Resources' interest in the Property in exchange for 15,043,372 InCana Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.

InCana is a start-up real estate development company and therefore has no regular source of income, other than interest income it may earn on funds invested in short–term deposits.  As a result, InCana's ability to conduct operations, including the development of the Property or the evaluation and acquisition of additional real estate properties, is based on its current cash and its ability to raise funds, primarily from equity sources, and there can be no assurance that InCana will be able to do so.

See "Selected Unaudited Pro–forma Financial Information" for information concerning the financial assets of InCana resulting from the Arrangement.

Results of Operations

InCana has not carried out any commercial operations to date.

Available Funds

Pursuant to the Arrangement, Arris Resources will transfer to InCana $100,000 and all of Arris Resources' interest in the Property in exchange for 15,043,372 InCana Shares.

The estimated unaudited pro–forma working capital of InCana at December 31, 2008 is approximately $100,000, which will be available to InCana upon completion of the Arrangement (the "Available Funds").

Principal Purposes for Available Funds

Assuming completion of the Arrangement, InCana will use the Available Funds as follows:

Use of Available Funds	Amount Allotted
Feasibility study and rezoning application costs	$ 20,000
To fund general and administrative expenses for twelve months	$ 40,000
To provide working capital	$ 40,000
Total	$ 100,000

InCana currently intends to spend the Available Funds as set out above.  There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

Administration Expenses

The following table discloses the estimated aggregate monthly and yearly general and administrative expenses that will be incurred by InCana:

Type of Administrative Expense	Monthly Estimated Expenditure	Twelve Month Estimated Expenditure
Rent and office services	$ 1,000	$ 12,000
Professional fees(1)	$ 1,415	$ 17,000
Regulatory filing fees	$ 915	$ 11,000
Total	$ 3,330	$ 40,000
(1) Legal, audit and accounting.

Share Capital of InCana

The following table represents the share capitalization of InCana as at May 19, 2009, both prior to and assuming completion of the Arrangement.

Share Capital	Authorized	Prior to the Completion of The Arrangement	After Completion of the Arrangement
Common Shares	Unlimited	1(1)	15,043,372(2)

_______________

NOTES:

(1)

One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

(2)

This figure does not include up to 2,500,000 InCana Shares that may be issued under the InCana Commitment based on the outstanding Arris Resources Share Commitments, which consist of 1,250,000 Arris Resources Warrants and 1,250,000 Arris Resources Stock Options.

InCana is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, of which 15,043,372 common shares and no preferred shares will be issued and outstanding following completion of the Arrangement.

Common Shares

Holders of InCana Shares are entitled to: (a) receive notice of and attend any meetings of shareholders of InCana and are entitled to one vote for each InCana Share held, except meetings at which only holders of a specified class are entitled to vote; (b) the right to receive, subject to the prior rights and privileges attaching to any other class of shares of InCana, including without limitation the rights of the holders of preferred shares, any dividend declared by InCana; and (c) the right to receive subject to the prior rights and privileges attaching to any other class of InCana shares, including without limitation the holders of preferred shares, the remaining property and assets of InCana upon dissolution.  Subject to the provisions of the Act, InCana may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions, and conditions attaching to each series of InCana Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

Preferred Shares

The preferred shares of InCana may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the board of dividends of InCana.  Holders of preferred shares shall not be entitled to receive notice of and attend any meetings of shareholders of InCana or to vote at any such meetings, except meetings at which only holders of preferred shares are entitled to vote.  Holders of preferred shares are entitled to: (a) the right to receive, subject to the prior rights and privileges attaching to any other class of InCana, any dividend declared by InCana; and (b) the right to receive subject to the prior rights and privileges attaching to any other class of InCana, the remaining property and assets of InCana upon dissolution.  Subject to the provisions of the Act, InCana may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

There are currently no Preferred Shares issued and outstanding.

Fully Diluted Share Capital of InCana

The pro–forma fully diluted share capital of InCana, assuming completion of the Arrangement and the exercise of all Arris Resources Share Commitments, is set out below:

Designation of InCana Securities	Number of InCana Shares	Percentage of Total
Subscriber's share issued on incorporation(1)	1	0.01%
InCana Shares issued in exchange for Assets, which shares will be distributed to the Arris Resources Shareholders	15,043,372	85. 74%
InCana Shares to be issued pursuant to the InCana Commitment(2)	2,500,000	14.25%
Total	17,543,372	100%

_______________

NOTES:

(1)

One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

(2)

Based on 1,250,000 Arris Resources Warrants and 1,250,000 Arris Resource Stock Options outstanding as at the date hereof.

Prior Sales of Securities of InCana

InCana issued one common share to Arris Resources at a price of $1.00 on incorporation on May 19, 2009.

Options and Warrants

Stock Options

The Arris Resources Shareholders will be asked at the Meeting to approve the InCana Option Plan.  See "Approval of the InCana Stock Option Plan".  As of the Effective Date, assuming approval of the InCana Option Plan by the Arris Resources Shareholders, there will be 1,504,337 InCana Shares available for issuance under the InCana Option Plan.  As of the date of this Circular, InCana has not granted any options under the InCana Option Plan.

Convertible Securities

The following convertible securities of InCana will be outstanding as of the Effective Date.

Designation of Security	Date of Expiry	No. of Common Shares issuable upon exercise	Exercise Price(2)
InCana Commitment	Various	2,500,000(1)	US$0.13 – US$0.15

_______________

NOTES:

(1)

The number of InCana Shares issuable is based on 1,250,000 Arris Resources Warrants and 1,250,000 Arris Resources Stock Options outstanding as of the date hereof.

(2)

Pursuant to the Arrangement Agreement, Arris Resources will, as agent for InCana, collect and pay to InCana a portion of the proceeds received for each Arris Resources Share Commitments exercised after the Effective Date, with the balance of the exercise price to be retained by Arris Resources, determined in accordance with the Arrangement Agreement.

Principal Shareholders of InCana

To the knowledge of the directors and executive officers of the Company, no person or company will hold, directly or indirectly, as of the Effective Date or will have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of the issued InCana Shares as of the Effective Date.

Directors and Officers of InCana

The following table sets out the names of the current and proposed directors and officers of InCana, the municipalities of residence of each, all offices currently held by each of them, their principal occupations within the five preceding years, the period of time for which each has been a director or executive officer of InCana, and the number and percentage of InCana Shares to be beneficially owned by each, directly or indirectly, or over which control or direction will be exercised, upon completion of the Arrangement.

Name, Province and Country of Residence	Principal Occupation or Employment During the Past 5 Years	Current Position(s) with the Company	Director/Officer Since	Number of Securities Beneficially Owned or over which Control or Direction is Exercised
Sandeep Poonia British Columbia, Canada	Independent businessman and real estate developer	President, Chief Executive Officer and Director	May 2009	$80,000(1)
Navchand Jagpal

President and Chief Executive Officer of Grand Peak Capital Corp. from July 2006 to present; Chief Financial Officer of Grand Peak Capital Corp. from July 2006 to February 2009; Chief Financial Officer and Corporate Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.

		Chief Financial Officer	May 2009	Nil
Parmjeet Johal British Columbia, Canada	Independent businessman and pharmacy owner	Director	May 2009	Nil(2)
Thomas Kennedy British Columbia, Canada

Over 20 years of experience as a director and officer of various public companies; currently a director and/or officer of several publicly listed companies providing legal, management and financial services

		Director	May 2009	Nil

_______________

NOTES:

(1)

Mr. Poonia presently holds 50,000 Arris Resources Stock Options and 40,000 Arris Resources Warrants, which options and warrants will be exercisable, in accordance with the terms of such options and warrants, into an aggregate of 90,000 New Shares and 90,000 InCana Shares following completion of the Agreeement

(2)

Mr. Johal presently holds 50,000 Arris Resources Stock Options, which options will be exercisable, in accordance with the terms of such options, into 50,000 New Shares and 50,000 InCana Shares following completion of the Agreement.

The members of InCana's Audit Committee are Lucky Janda, Harpreet Janda, and Thomas Kennedy.  InCana has not established a Compensation Committee.

Management of InCana

The following is a description of the individuals who will be directors and officers of InCana following the completion of the Arrangement:

Sandeep Poonia, President, Chief Executive Officer and Director.  Sandeep Poonia is a local businessman, with over fifteen years of experience in land development and real estate management.  Mr. Poonia is presently a director of Arris Resources.

Navchand Jagpal, Chief Financial Officer. Navchand Jagpal is presently the Chief Executive Officer and President of Grand Peak Capital Corp.  Mr. Jagpal was previously the Managing Director of JC Business Alliance Group, Chief Financial Officer and Secretary of American United Gold Corp. and Corporate Secretary of Anderson Gold Corp.

Parmjeet Johal, Director.   Mr. Johal is a local businessman and pharmacy owner.  Mr. Johal holds a Bachelor of Pharmacy from the University of British Columbia.  Mr.  Johal has also held several positions with community charitable organizations.

Thomas Kennedy, Director.  Thomas Kennedy has over twenty years of experience as a director and officer of various public companies, and is currently a director and/or officer of several publicly listed companies providing legal, management and financial services.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of InCana is, or within the ten years prior to the date of this Circular has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of InCana has, during the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of InCana has, during the ten years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of InCana are required by law to act honestly and in good faith with a view to the best interest of InCana and to disclose any interests which they may have in any project or opportunity of InCana.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not InCana will participate in any project or opportunity, that director will primarily consider the degree of risk to which InCana may be exposed and its financial position at that time.

Except as disclosed in this Circular, to the best of the Company's knowledge, there are no known existing or potential conflicts of interest among InCana and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Executive Compensation of InCana

The executive officers of InCana (the "Executive Officers") are:

Sandeep Poonia	–	Chief Executive Officer and President
Navchand Jagpal	–	Chief Financial Officer

InCana does not have an employment contract with any of its Executive Officers pursuant to which the Executive Officers will be compensated for their services as executive officers of InCana.

Indebtedness of Directors and Executive Officers of InCana

No individual who is, or at any time from the date of InCana incorporation to the date hereof was a director or executive officer of InCana, or an associate or affiliate of such an individual, is or has been indebted to InCana.

InCana's Auditor

DeVisser Gray LLP, Chartered Accountants of 401 – 905 West Pender Street, Vancouver, British Columbia V6C 1L6 are the auditors of InCana.

InCana's Material Contracts

The following are the contracts which are material to InCana:

1.

the Arrangement Agreement;

2.

the InCana Option Plan; and

3.

the Purchase Agreement.

The material contracts described above may be inspected at the registered office of InCana at 1250 West Hastings Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and for a period of thirty days thereafter.

Promoters

The Company is the promoter of InCana.

TRANSFER AGENT AND REGISTRAR

Arris Resources' registrar and transfer agent is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

Prior to the Effective Date, InCana intends to appoint Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 as its registrar and transfer agent.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company or InCana is or is likely to be a party or of which any of its properties are, or to the best of knowledge of management of the Company or InCana are, likely to be subject.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders of the Company may contact the Company to request copies of the Company's financial statements and management's discussion and analysis by sending a written request to 1250 West Hastings Street, Vancouver, British Columbia, V6E 2M4, Attention: Secretary.  Financial information is provided in the Company's comparative financial statements and management discussion and analysis for its most recently completed financial year.

EXPERTS

Sangra Moller LLP, Barristers and Solicitors, solicitors for the Company and InCana, have prepared a summary of the principal Canadian Federal Income Tax considerations generally applicable to the holders of Arris Resources Shares disclosed under the heading "Income Tax Considerations – Canadian Federal Income Tax Considerations".

The audited consolidated financial statements of the Company as at December 31, 2008, included in this Circular have been so included in reliance upon the report of DeVisser Gray LLP, Chartered Accountants, and upon the authority of such firm as experts in accounting and auditing.  DeVisser Gray LLP, Chartered Accountants, is independent within the meaning of the applicable rules of professional conduct in Canada.

Each of the above named experts has advised the Company that they beneficially own, directly or indirectly, less than 1% of the outstanding Arris Resources Shares, and as a group they own less than one (1%) percent of the issued Arris Resources Shares.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of this Circular.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board.

Dated at Vancouver, British Columbia this 19th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Lucky Janda"

Lucky Janda
President

CERTIFICATE OF THE CORPORATION

Date: May 19, 2009

The foregoing management information circular constitutes full, true and plain disclosure of all material facts relating to the transactions contemplated in this management information circular as required by the securities legislation of the Provinces of British Columbia, Alberta, and Ontario.

By: /s/ "Lucky Janda"	By: /s/ "Harpreet Janda"
Lucky Janda	Harpreet Janda
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

By: /s/ "Sandeep Poonia" Sandeep Poonia Director	By: /s/ "Parmjeet Johal" Parmjeet Johal Director

AUDITOR'S CONSENT

Re: Arris Resources Inc.

(the “Company”)

We have read the management information circular of the Company dated May 19, 2009 relating to its proposed spin-off of an interest in a real estate asset to InCana Investments Inc., and subsequent related transactions.  We confirm that we have complied with Canadian generally accepted standards for an auditor’s involvement with management information circulars.

We consent to the use in the above-mentioned management information circular of our report to the shareholders of the Company of respect of its consolidated balance sheet as at December 31, 2008 and its consolidated statements of operations and deficit and cash flows for the year then ended.  Our report was dated April 28, 2009.

Yours truly,

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, BC